Exhibit (a)(1)(i)

Offer to Purchase for Cash

By

OUTERWALL INC.

Of Up to $350 million in Value of Shares of its Common Stock

At a Purchase Price Not Greater than $76.32 per Share

Nor Less Than $66.82 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY OF MARCH 7, 2014, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

Outerwall Inc., a Delaware corporation (the “Company,” “Outerwall,” “we,” “our” or “us”), invites our stockholders to tender up to $350 million in value of shares of our common stock, par value $0.001 per share (the “Shares”), for purchase by us at a price not greater than $76.32 nor less than $66.82 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, we will select the lowest purchase price, not greater than $76.32 nor less than $66.82 per Share (such purchase price, the “Final Purchase Price”), that will allow us to purchase $350 million in value of Shares, or such lower amount equal to the value of the Shares properly tendered and not properly withdrawn. All Shares purchased in the Offer will be purchased at the Final Purchase Price, including those Shares tendered at a price lower than the Final Purchase Price. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, we may not purchase all of the Shares tendered at or below the Final Purchase Price if, based on the Final Purchase Price, Shares having an aggregate value in excess of $350 million are properly tendered and not properly withdrawn. Shares not purchased in the Offer will be returned to the tendering stockholders at our expense promptly after the Expiration Date.

We reserve the right, in our sole discretion, to change the per Share purchase price range and to increase or decrease the value of Shares sought in the Offer, in each case subject to applicable law. In accordance with the rules of the Securities and Exchange Commission (the “SEC”), we may increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer. See Sections 1, 3 and 4.

As of February 3, 2014, we had 25,402,526 Shares outstanding. At the maximum Final Purchase Price of $76.32 per Share, we could purchase 4,585,953 Shares if the Offer is fully subscribed, which would represent approximately 18.1% of our outstanding Shares as of February 3, 2014. At the minimum Final Purchase Price of $66.82 per Share, we could purchase 5,237,952 Shares if the Offer is fully subscribed, which would represent approximately 20.6% of our outstanding Shares as of February 3, 2014.

THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7.

The Shares are listed and traded on the NASDAQ Global Select Market under the symbol “OUTR. “ On February 6, 2014, the last full trading day prior to the commencement of the Offer, the last reported sale price of the Shares was $63.64 per Share. Stockholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares. See Section 8.

OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NEITHER WE NOR ANY MEMBER OF OUR BOARD OF DIRECTORS, MORGAN STANLEY & CO. LLC, THE DEALER MANAGER FOR THE OFFER (THE “DEALER MANAGER”), INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER (THE “INFORMATION AGENT”), OR COMPUTERSHARE TRUST COMPANY, N.A., THE DEPOSITARY FOR THE OFFER (THE “DEPOSITARY”), MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. NEITHER WE NOR ANY MEMBER OF OUR BOARD OF DIRECTORS, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY HAS AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION WITH RESPECT TO THE OFFER. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD CONSULT YOUR OWN FINANCIAL, LEGAL AND TAX ADVISORS AND BROKERS, AND READ CAREFULLY AND EVALUATE THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE OFFER. SEE SECTION 2.

Our directors and executive officers have advised us that they do not intend to tender Shares in the Offer. See Section 11.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth on the back cover page of this Offer to Purchase. If you require additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery described in Section 3 or other Offer documents described herein, you should contact the Information Agent, who will promptly furnish to stockholders additional copies of these materials at our expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Dealer Manager for the Offer is:

Offer to Purchase dated February 7, 2014

IMPORTANT

If you want to tender all or any portion of your Shares, you must do one of the following prior to 12:00 Midnight, New York City time, at the end of the day of March 7, 2014 (unless the Offer is extended):

•	if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your Shares for you;

•	if you hold certificates in your own name or hold Shares in book-entry form as a registered holder, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates, if applicable, for your Shares and any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A., the Depositary for the Offer, at an applicable address shown on the back cover of this Offer to Purchase;

•	if you are an institution participating in The Depository Trust Company (“DTC”), tender your Shares according to the procedure for book-entry transfer through DTC’s Automated Tender Offer Program (“ATOP”) system described in Section 3; or

•	if you are a holder of vested options to purchase Shares, subject to Company policies and practices, you may exercise your vested options to purchase Shares and tender such Shares in the Offer. An exercise of an option cannot be revoked even if Shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason.

If you want to tender your Shares but (a) your certificates for the Shares are not immediately available, or cannot be delivered to the Depositary by the Expiration Date, (b) you cannot comply with the procedure for book-entry transfer by the Expiration Date, or (c) your other required documents cannot be delivered to the Depositary by the Expiration Date, you may still tender your Shares if you comply with the guaranteed delivery procedure described in Section 3.

If you wish to maximize the chance that your Shares will be purchased in the Offer, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered At Price Determined Under The Offer.” If you agree to accept the purchase price determined in the Offer, your Shares will be deemed to be tendered at the minimum price of $66.82 per Share. You should understand that this election may lower the Final Purchase Price and could result in your Shares being purchased at the minimum price of $66.82 per Share. The entire price range for the Offer is above the last reported sale price of the Shares on the NASDAQ Global Select Market on February 6, 2014, the last full trading day prior to the commencement of the Offer.

We are not making the Offer to, and will not accept any tendered Shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to stockholders in any such jurisdiction.

If you have any questions regarding the Offer, please contact Innisfree M&A Incorporated, the Information Agent for the Offer, toll-free at (888) 750-5834 (banks and brokers may call collect at (212) 750-5833), or Morgan Stanley & Co. LLC, the Dealer Manager for the Offer, at (855) 483-0952 (toll-free).

References herein to our Board of Directors include any authorized committee thereof.

WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. YOU SHOULD NOT RELY ON ANY RECOMMENDATION, OR ANY SUCH INFORMATION OR REPRESENTATION, AS HAVING BEEN AUTHORIZED BY US, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY.

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SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights certain material information in this Offer to Purchase, but it does not describe all of the details of the Offer to the same extent described in this Offer to Purchase. We urge you to read carefully this entire Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer because they contain the full details of the Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.

Who is offering to purchase my Shares?

The issuer of the Shares, Outerwall Inc., a Delaware corporation, which we refer to as the “Company,” “Outerwall,” “we,” “our” or “us,” is offering to purchase the Shares. See Section 1.

What is Outerwall offering to purchase?

We are offering to purchase up to $350 million in value of Shares. See Section 1.

What is the purpose of the Offer?

We believe that the Offer is a prudent use of our capital resources given our expected growth, cash flow generation and current stock price. The Offer expresses our confidence in Outerwall’s business and long-term growth potential. The Offer is an element of our intention to deliver increased value to our stockholders and allocate capital to one of our highest return opportunities. In October 2013, we disclosed our goal to return 75 to 100% of our annual free cash flows, which we define as net cash provided by operating activities after capital expenditures, to our stockholders. The Company has been returning capital to stockholders through Company stock repurchases under repurchase plans and programs previously approved by our Board of Directors. Outerwall currently has approximately $650 million remaining for stock repurchases under those Board-approved repurchase plans and programs, which includes any repurchases made under the Offer. In addition, although to date Outerwall has not paid dividends on its Shares, Outerwall considers the possibility of paying dividends on its Shares in the future. The payment of future dividends, if any, is reviewed periodically by Outerwall’s directors and management and will depend upon, among other things, existing conditions, including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and other conditions and factors, including prospects.

We believe that the modified “Dutch auction” tender offer described in this Offer to Purchase represents an efficient mechanism for Outerwall to provide our stockholders with the opportunity to tender all or a portion of their Shares and, thereby, potentially receive a return of some or all of their investment. The Offer provides stockholders (including those with significant stockholdings) with an opportunity to obtain liquidity with respect to all or a portion of their Shares without potential disruption to the Share price. In addition, if we complete the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in Outerwall at no additional cost to them. See Sections 2, 9 and 11.

Further, the Offer provides our stockholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales. Also, “odd lot holders” who hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased in the Offer will avoid any applicable odd lot discounts that might otherwise be payable on sales of their shares. See Sections 1 and 2.

How many Shares will we purchase in the Offer?

We will purchase up to $350 million in value of Shares in the Offer or such lower amount equal to the value of the Shares properly tendered and not properly withdrawn. At the maximum Final Purchase Price of $76.32 per Share, we could purchase 4,585,953 Shares if the Offer is fully subscribed, which would represent approximately 18.1% of our outstanding Shares as of February 3, 2014. At the minimum Final Purchase Price of $66.82 per Share, we could purchase 5,237,952 Shares if the Offer is fully subscribed, which would represent approximately 20.6% of our outstanding Shares as of February 3, 2014. If, based on the Final Purchase Price, more than $350 million in value of Shares are properly tendered and not properly withdrawn, we will purchase all Shares tendered at or below the Final Purchase Price on a pro rata basis, except for “odd lots” (of less than 100 Shares), which we will purchase on a priority basis. We expressly reserve the right to purchase additional Shares in the Offer, subject to applicable law. See Section 1. The Offer is not conditioned on any minimum number of Shares being tendered, but is subject to certain other conditions. See Section 7.

In accordance with the rules of the SEC, we may increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer. See Section 1.

What will the purchase price for the Shares be and what will be the form of payment?

We are conducting the Offer through a procedure commonly called a modified “Dutch auction.” This procedure allows you to select the price, within a price range specified by us, at which you are willing to sell your Shares. The price range for the Offer is $66.82 to $76.32 per Share. We will select the lowest purchase price, not greater than $76.32 nor less than $66.82 per Share, that will allow us to purchase $350 million in value of Shares, based on the number of Shares tendered, or, if fewer Shares are properly tendered, all Shares that are properly tendered and not properly withdrawn. We will purchase all Shares at the Final Purchase Price, even if you have selected a purchase price lower than the Final Purchase Price, but we will not purchase any Shares tendered at a price above the Final Purchase Price.

If you wish to maximize the chance that we will purchase your Shares, you should check the box in the section entitled “Shares Tendered At Price Determined Under The Offer” in the section of the Letter of Transmittal captioned “Price (In Dollars) Per Share At Which Shares Are Being Tendered,” indicating that you will accept the Final Purchase Price. You should understand that this election may have the effect of lowering the Final Purchase Price and could result in your Shares being purchased at the minimum price of $66.82 per Share. The entire price range for the Offer is above the last reported sale price of the Shares on the NASDAQ Global Select Market on February 6, 2014, the last full trading day prior to the commencement of the Offer.

If we purchase your Shares in the Offer, we will pay you the Final Purchase Price in cash, less any applicable withholding taxes and without interest, promptly after the Expiration Date. Under no circumstances will we pay interest on the Final Purchase Price, even if there is a delay in making payment. See the Introduction, and Sections 1 and 3.

How will we pay for the Shares?

We plan to use available domestic cash and borrowings under our Credit Facility (as defined in Section 9) to purchase Shares in the Offer and to pay all related fees and expenses. The maximum value of Shares purchased in the Offer is expected to be $350 million. We expect that the maximum aggregate cost of this purchase, including the aggregate purchase price for the Shares, together with all fees and expenses applicable to the Offer, will be approximately $353.7 million. The Offer is not subject to any financing condition. See Section 9.

How long do I have to tender my Shares?

You may tender your Shares until the Offer expires. The Offer will expire at 12:00 Midnight, New York City time, at the end of the day of March 7, 2014, unless we extend the Offer. See Section 1. We may choose to extend the Offer at any time and for any reason in accordance with applicable law. We cannot assure you, however, that we will extend the Offer or, if we extend it, for how long. See Sections 1 and 14. If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it may have an earlier deadline for accepting the Offer. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee that holds your Shares to find out its deadline. See Section 3.

Can the Offer be extended, amended or terminated, and if so, under what circumstances?

Yes. We can extend or amend the Offer in our sole discretion in accordance with applicable law. If we extend the Offer, we may delay the acceptance of any Shares that have been tendered. See Section 14. We can terminate the Offer under certain circumstances. See Section 7.

How will I be notified if you extend the Offer or amend the terms of the Offer?

If we extend the Offer, we will issue a press release not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 14.

Are there any conditions to the Offer?

Yes. Our obligation to accept for payment and pay for your tendered Shares depends upon a number of conditions being satisfied or waived prior to the Expiration Date, including:

•	no legal or regulatory action shall have been threatened, pending or taken that might adversely affect the Offer and no approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms and conditions satisfactory to the Company in our reasonable discretion;

•	no general suspension of trading in or general limitation on prices for securities on any national securities exchange or in the over-the-counter markets in the United States, and no declaration of a banking moratorium or any suspension of payments in respect of banks in the United States shall have occurred;

•	no decrease of more than 10% in the market price of the Shares or in the general level of market prices for equity securities in the United States or the NASDAQ Global Select Market Index, New York Stock Exchange Index, the Dow Jones Industrial Average, the NASDAQ Global Market Composite Index or Standard & Poor’s Composite Index of 500 Industrial Companies measured from the close of trading on February 6, 2014, to the close of trading on the Expiration Date shall have occurred;

•	no commencement of war, armed hostilities or other similar national or international calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States, shall have occurred on or after February 7, 2014, nor shall any material escalation of any war or armed hostilities or similar national or international calamity which had commenced prior to February 7, 2014 have occurred;

•	no changes in the general political, market, economic or financial conditions, domestically or internationally, that are reasonably likely to materially and adversely affect our business or the trading in the Shares shall have occurred;

•	no person or entity shall have proposed, announced or made a tender or exchange offer for the Shares (other than the Offer), merger, business combination or other similar transaction involving us;

•	no person (including certain groups) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding Shares (other than as publicly disclosed in a filing with the SEC on or before February 6, 2014). In addition, no new group shall have been formed since February 6, 2014, that beneficially owns more than 5% of the outstanding Shares;

•	no person (including a group) that has publicly disclosed in a filing with the SEC on or before February 6, 2014 that it has beneficial ownership of more than 5% of the outstanding Shares shall have acquired, or publicly announced its proposal to acquire, beneficial ownership of an additional 1% of the outstanding Shares;

•	no person shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or our subsidiaries’ assets or securities;

•	no material adverse change in our business, condition (financial or otherwise), assets, income, operations or prospects shall have occurred during the Offer; and

•	we shall not have determined that as a result of the consummation of the Offer and the purchase of Shares that there will be a reasonable likelihood that the Shares either (1) will be held of record by fewer than 300 persons or (2) will be delisted from the NASDAQ Global Select Market or be eligible for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

See Section 7 for a complete list of the conditions to the Offer. Each of the conditions is for our sole benefit and may be asserted or waived by us, in whole or in part, at any time and from time to time in our discretion prior to the Expiration Date. The Offer is not conditioned on any minimum number of Shares being tendered.

How do I tender my Shares?

If you want to tender all or any portion of your Shares, you must do one of the following prior to 12:00 Midnight, New York City time, at the end of the day of March 7, 2014, or any later time and date to which the Offer may be extended:

•	if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your Shares for you;

•	if you hold certificates in your own name or hold Shares in book-entry form as a registered holder, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates, if applicable, for your Shares and any other documents required by the Letter of Transmittal, to the Depositary at one of the addresses shown on the back cover of this Offer to Purchase;

•	if you are an institution participating in The Depository Trust Company, tender your Shares according to the procedure for book-entry transfer through DTC’s ATOP system described in Section 3; or

•	if you are a holder of vested options to purchase Shares, subject to Company policies and practices, you may exercise your vested options to purchase Shares and tender such Shares in the Offer. An exercise of an option cannot be revoked even if Shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason.

If you want to tender your Shares but (a) your certificates for the Shares are not immediately available, or cannot be delivered to the Depositary by the Expiration Date, (b) you cannot comply with the procedure for book-entry transfer by the Expiration Date, or (c) your other required documents cannot be delivered to the Depositary by the Expiration Date, you may still tender your Shares if you comply with the guaranteed delivery procedure described in Section 3.

We are not making the Offer to, and will not accept any tendered Shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to stockholders in any such jurisdiction.

If you have any questions regarding the Offer, please contact the Information Agent, the Dealer Manager or your broker, dealer, commercial bank, trust company or other nominee for assistance. The contact information for the Information Agent and the Dealer Manager is set forth on the back cover of this Offer to Purchase. See Section 3 and the Letter of Transmittal.

Can I conditionally tender my Shares?

You may tender Shares subject to the condition that a specified minimum number of your Shares tendered pursuant to a Letter of Transmittal must be purchased if any Shares tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal, and, if applicable, in the Notice of Guaranteed Delivery. See Section 6.

Once I have tendered Shares in the Offer, may I withdraw my tendered Shares?

Yes. You may withdraw any Shares you have tendered at any time before 12:00 Midnight, New York City time, at the end of the day of March 7, 2014, unless we extend the Offer, in which case you may withdraw your Shares until the Expiration Date as extended. If we have not accepted for payment the Shares you have tendered to us, you may also withdraw your Shares at any time after 12:00 Midnight, New York City time, at the end of the day of April 4, 2014. See Section 4.

How do I withdraw Shares I previously tendered?

To properly withdraw Shares, you must deliver on a timely basis a written notice of your withdrawal to the Depositary at one of the addresses appearing on the back cover of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of Shares to be withdrawn and the name of the registered holder of the Shares. Some additional requirements apply if the certificates for Shares to be withdrawn have been delivered to the Depositary or if your Shares have been tendered under the procedure for book-entry transfer set forth in Section 3.

In what order will you purchase the tendered Shares?

We will purchase Shares on the following basis:

•	first, we will purchase all Shares properly tendered by any odd lot holder (holders of less than 100 Shares) at or below the Final Purchase Price and not properly withdrawn;

•	second, after the purchase of all of the Shares properly tendered by odd lot holders at or below the Final Purchase Price, subject to the conditional tender provisions described in Section 6, we will purchase all other Shares properly tendered at or below the Final Purchase Price on a pro rata basis with appropriate adjustment to avoid purchases of fractional Shares; and

•	third, only if necessary to permit us to purchase $350 million in value of Shares (or such greater amount as we may elect to pay, subject to applicable law), we will purchase Shares conditionally tendered (for which the condition was not initially satisfied) at or below the Final Purchase Price, by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have tendered all of their Shares.

Therefore, it is possible that we will not purchase all of the Shares that you tender even if you tender them at or below the Final Purchase Price. See Section 1.

Following the Offer, will you continue as a public company?

Yes. It is a condition of our obligation to purchase Shares pursuant to the Offer that, as a result of the consummation of the Offer, there not be a reasonable likelihood that the Shares will be held by less than 300 persons or that the Shares will be delisted from the NASDAQ Global Select Market or be eligible for deregistration under the Exchange Act. See Sections 2 and 7.

What is the position of Outerwall’s Board of Directors on the Offer?

Although the Board has authorized the Offer in furtherance of Outerwall’s announced intention to deliver increased value to stockholders and allocate capital to high-return opportunities, it has not, nor has the Company, the Dealer Manager, the Information Agent or the Depositary, made, and is not making, any recommendation to you as to whether you should tender or refrain from tendering your Shares or as to the price or prices at which you may choose to tender your Shares. You must make your own decisions as to whether to tender your Shares and, if so, how many Shares to tender and the price or prices at which you will tender them. In doing so, you should read carefully the information in, or incorporated by reference in, this Offer to Purchase and in the Letter of Transmittal, including our reasons for making the Offer. You are urged to discuss your decisions with your tax advisors, financial advisors, legal advisors, and brokers. See Section 2.

Will Outerwall’s directors and executive officers tender Shares in the Offer?

Our directors and executive officers have advised us that they do not intend to tender Shares in the Offer. See Section 11.

What will happen if I do not tender my Shares?

Stockholders who decide not to tender will own a greater percentage interest in Outerwall’s outstanding Shares following the consummation of the Offer. See Section 2.

When and how will you pay me for the Shares I tender?

Promptly after the Expiration Date, we will pay the Final Purchase Price net to the seller, in cash, less applicable withholding taxes and without interest, for the Shares we purchase. We will announce the preliminary results of the Offer, including price and preliminary information about any expected proration, on the business day following the Expiration Date. We do not expect, however, to announce the final results of any proration or the Final Purchase Price and begin paying for tendered Shares until at least four business days after the Expiration Date. We will pay for the Shares accepted for purchase by depositing the aggregate purchase price with the Depositary, promptly after the Expiration Date. The Depositary will act as your agent and will transmit to you the payment for all of your Shares accepted for payment. See Sections 1 and 5.

If I am a holder of vested stock options, how do I participate in the Offer?

If you are a holder of vested options, you may exercise your vested options and tender any Shares issued upon such exercise (subject to Company policies and practices). You must exercise your options sufficiently in advance of the Expiration Date to receive your Shares in order to tender. An exercise of an option cannot be revoked even if Shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason. See Section 3.

What is the recent market price of my Shares?

On February 6, 2014, the last full trading day prior to the commencement of the Offer, the last reported sale price of the Shares on the NASDAQ Global Select Market was $63.64 per Share. You are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender your Shares. See Section 8.

Will I have to pay brokerage commissions if I tender my Shares?

If you are a registered stockholder and you tender your Shares directly to the Depositary, you will not incur any brokerage commissions. If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, we urge you to consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any transaction costs are applicable. See the Introduction and Section 3.

Will I have to pay stock transfer tax if I tender my Shares?

If you instruct the Depositary in the Letter of Transmittal to make the payment for the Shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

Are there any governmental or regulatory approvals, consents or filings to be made or obtained in connection with the Offer?

We are not aware of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for our acquisition or ownership of Shares as contemplated by the Offer. Should any such approval or other action or notice filings be required, we presently contemplate that we will seek that approval or other action and make or cause to be made such notice filings. We cannot predict whether we will be required to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such approval or other action. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations under the Offer to accept for payment and pay for Shares are subject to the satisfaction of certain conditions. See Sections 7 and 12.

What are the U.S. federal income tax consequences if I tender my Shares?

If you are a U.S. Holder (as defined in Section 13), your receipt of cash from us in exchange for the Shares you tender will be a taxable transaction for U.S. federal income tax purposes. The cash you receive for your tendered Shares generally will be treated for U.S. federal income tax purposes either as (i) consideration received in respect of a sale or exchange of the Shares or (ii) a distribution from us in respect of the Shares. See Sections 3 and 13.

If you are a Non-U.S. Holder (as defined in Section 13), you will generally be subject to U.S. federal withholding tax at a rate of 30% on the gross payments you receive pursuant to the Offer, subject to reduction or elimination by applicable treaty, as evidenced by forms that you furnish to the Depositary (or other applicable withholding agent). See Sections 3 and 13.

We urge you to consult your tax advisor as to the particular tax consequences to you of the Offer.

Who should I contact with questions about the Offer?

The Information Agent or the Dealer Manager can help answer your questions. The Information Agent is Innisfree M&A Incorporated and the Dealer Manager is Morgan Stanley & Co. LLC. Their contact information is set forth on the back cover of this Offer to Purchase.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the related Offer materials contain or incorporate by reference certain forward-looking statements and information relating to Outerwall that are based on the beliefs of our management as well as assumptions made by, and information currently available to, us. These statements include, but are not limited to, statements about our strategies, plans, programs, objectives, goals, expectations, intentions, expenditures and assumptions, and other statements that are not historical facts, including statements regarding our unique position and anticipated products and services, important business drivers, customer and geographic information, future stock repurchases and dividend strategy, operating costs and expenses, and our new venture programs. When used in this document, words such as “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “project,” “will” and similar expressions, as they relate to us, are intended to identify forward-looking statements.

Although we believe the expectations reflected in any forward-looking statements are reasonable, readers are cautioned that forward-looking statements involve known and unknown risks and uncertainties, are not guarantees of future performance and that actual events, results, performance or achievements may differ materially from any future events, results, performance or achievements expressed or implied by such forward-looking statements. These differences may result from actions taken by us, as well as from risks and uncertainties out of our control. Such risks and uncertainties include, but are not limited to:

•	our ability to complete the Offer, the occurrence of any of the conditions to completing the Offer, and our decision to waive the occurrence of any condition to completing the Offer;

•	the price and time at which we may make any additional Share repurchases following completion of the Offer, the number of Shares acquired in such repurchases, and the terms, timing, costs and interest rate on any indebtedness incurred to fund such repurchases;

•	any change in our dividend strategy or practices;

•	changes in general economic, business, and political conditions, including the possibility of intensified international hostilities, acts of terrorism, and changes in conditions of United States or international lending, capital and financing markets;

•	competition from other entertainment providers;

•	the ability to achieve the strategic and financial objectives for our entry into new businesses, including ecoATM, SAMPLEit and Redbox Instant™ by Verizon;

•	the achievement of anticipated cost savings and tax benefits;

•	results of our restructuring and cost initiatives, including discontinuation of affected new ventures and workforce reduction;

•	the termination, non-renewal or renegotiation on unfavorable terms of our contracts with our significant retailers and suppliers;

•	increased fees to retailers, suppliers and other third-party providers, including financial service providers;

•	the timing of new DVD releases and the inability to receive delivery of DVDs on the date of their initial release to the general public, or shortly thereafter, or in sufficient quantity, for home entertainment viewing;

•	the effective management of our content library;

•	the ability to attract new retailers, penetrate new markets and distribution channels and react to changing consumer demands;

•	the ability to adequately protect our intellectual property; and

•	the application of substantial federal, state, local and foreign laws and regulations specific to our business.

The foregoing list of risks and uncertainties is illustrative, but by no means exhaustive. For more information on factors that may affect future performance, events, results or achievements, please review “Risk Factors” described in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q and other documents filed with the Securities and Exchange Commission. These forward-looking statements reflect Outerwall’s expectations as of the date of this Offer to Purchase. We undertake no obligation to update the information provided herein, whether as a result of new information, future events or otherwise, unless required by law.

INTRODUCTION

To the Stockholders of Outerwall Inc.:

Outerwall Inc., a Delaware corporation (the “Company,” “Outerwall,” “we,” “our” or “us”), invites our stockholders to tender up to $350 million in value of shares of our common stock, par value $0.001 per share (the “Shares”), for purchase by us at a price not greater than $76.32 nor less than $66.82 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal, which together, as they may be amended or supplemented from time to time, constitute the “Offer.”

The Offer will expire at 12:00 Midnight, New York City time, at the end of the day of March 7, 2014, unless the Offer is extended or withdrawn (such date, as it may be extended, the “Expiration Date”).

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, we will determine a single per Share price that we will pay for Shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of Shares tendered and the prices specified by tendering stockholders. We will select the lowest purchase price, not greater than $76.32 nor less than $66.82 per Share, that will allow us to purchase $350 million in value of Shares, or such lower amount equal to the value of the Shares properly tendered and not properly withdrawn. We refer to the price we will select as the “Final Purchase Price.” All Shares purchased in the Offer will be purchased at the Final Purchase Price, including those Shares tendered at a price lower than the Final Purchase Price on the terms and subject to the conditions of the Offer, including proration provisions.

We will only purchase Shares properly tendered at prices at or below the Final Purchase Price, and not properly withdrawn. However, because of the “odd lot” priority, proration (if Shares having an aggregate value greater than the value we seek are properly tendered) and conditional tender provisions described in this Offer to Purchase, we may not purchase all of the Shares tendered at or below the Final Purchase Price. If, based on the Final Purchase Price, Shares having an aggregate value of less than $350 million are properly tendered and not properly withdrawn, we will buy all Shares properly tendered and not properly withdrawn. Shares not purchased in the Offer will be returned to the tendering stockholders at our expense promptly after the Expiration Date.

Subject to applicable law, including the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), we expressly reserve the right, in our sole discretion, at any time and from time to time, (a) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, (b) to decrease or increase the value of Shares sought in the Offer, (c) to amend the Offer in any respect prior to the Expiration Date, and (d) if any condition specified in Section 7 is not satisfied or waived prior to the Expiration Date, to terminate the Offer and not accept any Shares for payment. Notice of any such extension, amendment or termination may be made at any time and from time to time by public announcement of such change. In the case of an extension, the notice of extension shall be published no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the Dow Jones News Service or comparable service. See Sections 1, 3 and 14.

If you are a holder of vested options, you may exercise your vested options and tender any Shares issued upon such exercise (subject to Company policies and practices). You must exercise your options sufficiently in advance of the Expiration Date to receive your Shares in order to tender. An exercise of an option cannot be revoked even if Shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason. See Section 3.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO A NUMBER OF OTHER TERMS AND CONDITIONS. SEE SECTION 7.

OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NEITHER WE NOR ANY MEMBER OF OUR BOARD OF DIRECTORS, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. NEITHER WE NOR ANY MEMBER OF OUR BOARD OF DIRECTORS, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY HAS AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION WITH RESPECT TO THE OFFER. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD CONSULT YOUR OWN FINANCIAL, LEGAL AND TAX ADVISORS AND BROKER, AND READ CAREFULLY AND EVALUATE THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE OFFER. SEE SECTION 2.

Our directors and executive officers have advised us that they do not intend to tender Shares in the Offer. See Section 11.

The Final Purchase Price will be paid in cash, less any applicable withholding taxes and without interest, to tendering stockholders for all Shares purchased. Tendering stockholders who hold Shares registered in their own name and who tender their Shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, except as set forth in Section 5 hereof, stock transfer taxes on the purchase of Shares by the Company pursuant to the Offer. Stockholders holding Shares through a broker, dealer, commercial bank, trust company or other nominee are urged to consult such broker, dealer, commercial bank, trust company or other nominee to determine whether any charges may apply if Shares are tendered through such nominee and not directly to the Depositary. See Sections 3 and 5.

Also, any tendering stockholder who fails to timely complete, sign and return to the Depositary the Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal or Form W-8 obtained from the Depositary, as applicable (or such other IRS form as may be applicable), may be subject to U.S. federal backup withholding tax on the gross proceeds paid to the stockholder pursuant to the Offer. See Sections 3 and 13.

We will pay all fees and expenses incurred in connection with the Offer by the Depositary, the Information Agent and the Dealer Manager. See Section 15.

As of February 3, 2014, there were 36,343,983 Shares issued and 25,402,526 Shares outstanding. As of that date, an aggregate of 1,311,664 Shares were available for issuance under our equity compensation plans. As of February 3, 2014, an aggregate of 569,594 shares of unvested restricted stock were outstanding under the plans, and 230,363 Shares were subject to outstanding options. In addition, assuming a conversion price of $63.63 (the closing price of the Shares on February 3, 2014), our outstanding convertible notes were convertible into approximately 465,525 Shares. At the maximum Final Purchase Price of $76.32 per Share, we could purchase 4,585,953 Shares if the Offer is fully subscribed, which would represent approximately 18.1% of our outstanding Shares as of February 3, 2014. At the minimum Final Purchase Price of $66.82 per Share, we could purchase 5,237,952 Shares if the Offer is fully subscribed, which would represent approximately 20.6% of our outstanding Shares as of February 3, 2014.

The Shares are listed and traded on the NASDAQ Global Select Market under the symbol “OUTR.” On February 6, 2014, the last full trading day prior to the commencement of the Offer, the last reported sale price of the Shares was $63.64 per Share. Stockholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares. See Section 8.

Our principal executive offices are located at 1800 114th Avenue SE, Bellevue, Washington 98004 and our phone number is (425) 943-8000.

References in this Offer to Purchase to “dollars” and “$” are to the lawful currency of the United States of America, unless otherwise indicated or the context suggests otherwise.

THE OFFER

1.	Number of Shares; Purchase Price; Proration.

Upon the terms and subject to the conditions of the Offer, we will purchase up to $350 million in value of Shares, or such lower amount equal to the value of the Shares properly tendered and not properly withdrawn in accordance with Section 4 before the Expiration Date, at a price not greater than $76.32 and not less than $66.82 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. If, based on the Final Purchase Price, Shares having an aggregate value of less than $350 million are properly tendered and not properly withdrawn, we will buy all Shares properly tendered and not properly withdrawn.

The term “Expiration Date” means 12:00 Midnight, New York City time, at the end of the day of March 7, 2014, unless and until we, in our sole discretion in accordance with applicable law, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. See Section 14 for a description of our right to extend, delay, terminate or amend the Offer.

In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender Shares must either (1) specify that they are willing to sell their Shares to us at the Final Purchase Price (which could result in the tendering stockholder receiving a purchase price per Share as low as $66.82) or (2) specify the price or prices, not greater than $76.32 and not less than $66.82 per Share, at which they are willing to sell their Shares to us under the Offer. Prices may be specified in increments of $0.25. Promptly following the Expiration Date, we will determine the Final Purchase Price that we will pay for Shares properly tendered and not properly withdrawn, taking into account the number of Shares tendered and the prices specified by tendering stockholders. We will select the lowest purchase price, not greater than $76.32 nor less than $66.82 per Share, that will allow us to purchase $350 million in value of Shares, or such lower amount equal to the value of the Shares properly tendered and not properly withdrawn. All Shares purchased in the Offer will be purchased at the Final Purchase Price, including those Shares tendered at a price lower than the Final Purchase Price.

If you agree to accept the purchase price determined in the Offer, your Shares will be deemed to be tendered at the minimum price of $66.82 per Share for purposes of determining the Final Purchase Price. You should understand that this election may effectively lower the Final Purchase Price and could result in your Shares being purchased at the minimum price of $66.82 per Share. The entire price range for the Offer is above the last reported sale price of the Shares on the NASDAQ Global Select Market on February 6, 2014, the last full trading day prior to the commencement of the Offer.

We will announce the Final Purchase Price by press release as promptly as practicable after such determination has been made. We do not expect, however, to announce the final results of any proration or the Final Purchase Price and begin paying for tendered Shares until at least four business days after the Expiration Date. We will only purchase Shares properly tendered at prices at or below the Final Purchase Price and not properly withdrawn. However, because of the odd lot priority, proration and conditional tender provisions of the Offer, we may not purchase all of the Shares tendered at or below the Final Purchase Price if, based on the Final Purchase Price, more than $350 million in value of Shares are properly tendered and not properly withdrawn. We will return all Shares tendered and not purchased pursuant to the Offer, including Shares tendered at prices in excess of the Final Purchase Price and Shares not purchased because of proration or conditional tenders, to the tendering stockholders at our expense, promptly following the Expiration Date.

By following the Instructions to the Letter of Transmittal, stockholders can specify different minimum prices for specified portions of their Shares, but a separate Letter of Transmittal must be submitted for Shares tendered at each price. Stockholders can also specify the order in which the specified portions will be purchased in the event that, as a result of proration or otherwise, some but not all of the tendered Shares are purchased pursuant to the Offer. In the event a stockholder does not designate such order and fewer than all Shares are purchased due to proration, the Depositary will select the order of Shares purchased.

Subject to applicable law, including the applicable rules and regulations of the SEC, we expressly reserve the right, in our sole discretion, at any time and from time to time, (a) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, (b) to decrease or increase the value of Shares sought in the Offer, (c) to amend the Offer in any respect prior to the Expiration Date, and (d) if any condition specified in Section 7 is not satisfied or waived prior to the Expiration Date, to terminate the Offer and not accept any Shares for payment. In accordance with the rules of the SEC, we may increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer. However, if we purchase an additional number of Shares in excess of 2% of the outstanding Shares, we will amend and extend the Offer in compliance with applicable law. See Section 14.

In the event of an over-subscription of the Offer as described below, Shares tendered at or below the Final Purchase Price prior to the Expiration Date will be subject to proration, except for odd lots. The proration period and withdrawal rights also expire on the Expiration Date, subject to applicable law.

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See Section 7.

Shares acquired pursuant to the Offer will be acquired by Outerwall free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of such Shares to stockholders of record prior to the date on which the Shares are taken up and paid for under the Offer shall be for the account of such stockholders.

Priority of Purchases. On the terms and subject to the conditions of the Offer, if, based on the Final Purchase Price, Shares having an aggregate value in excess of $350 million (or such greater amount as we may elect to pay, subject to applicable law), have been properly tendered at prices at or below the Final Purchase Price and not properly withdrawn before the Expiration Date, we will purchase properly tendered Shares on the basis set forth below:

•	First, we will purchase all Shares properly tendered at or below the Final Purchase Price and not properly withdrawn by any odd lot holder, as described below, who:

•	tenders all Shares owned beneficially or of record by such odd lot holder at a price at or below the Final Purchase Price (tenders of less than all of the Shares owned by such odd lot holder will not qualify for this preference); and

•	completes the box entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•	Second, after the purchase of all of the Shares properly tendered by odd lot holders at or below the Final Purchase Price, subject to the conditional tender provisions described in Section 6, we will purchase all other Shares properly tendered at or below the Final Purchase Price on a pro rata basis with appropriate adjustment to avoid purchases of fractional Shares.

•	Third, only if necessary to permit us to purchase $350 million in value of Shares (or such greater amount as we may elect to pay, subject to applicable law), we will purchase Shares conditionally tendered at or below the Purchase Price (for which the condition was not initially satisfied) and not properly withdrawn prior to the Expiration Date by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered and not properly withdrawn all of their Shares.

As a result of the foregoing priorities applicable to the purchase of Shares tendered, it is possible that fewer than all Shares tendered by a stockholder will be purchased or that, if a tender is conditioned upon the purchase of a specified number of Shares, none of those Shares will be purchased even though those Shares were tendered at prices at or below the Final Purchase Price.

As we noted above, we may elect to purchase more than $350 million in value of Shares in the Offer, subject to applicable law. If we do so, the preceding provisions will apply to the greater value.

Odd Lots. For purposes of the Offer, the term “odd lots” means all Shares properly tendered at prices at or below the Final Purchase Price held by a stockholder who owns beneficially or of record an aggregate of fewer than 100 Shares, which we refer to as an “odd lot holder,” and so certifies in the appropriate place on the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery. To qualify for this preference, an odd lot holder must tender all Shares owned beneficially or of record by the odd lot holder in accordance with the procedures described in Section 3. As set forth above, odd lots will be accepted for payment before proration, if any, of the purchase of other tendered Shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more Shares, even if these holders have separate accounts or certificates representing fewer than 100 Shares. By accepting the Offer, an odd lot holder who holds Shares in his or her name and tenders his or her Shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder’s Shares. Any odd lot holder wishing to tender all of such odd lot holder’s Shares pursuant to the Offer should complete the box entitled “Odd Lots” in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery.

Proration. If proration of tendered Shares is required, we will determine the proration factor promptly following the Expiration Date. Proration for each stockholder tendering Shares, other than odd lot holders, will be based on the ratio of the number of Shares properly tendered and not properly withdrawn by such stockholder to the total number of Shares properly tendered and not properly withdrawn by all stockholders, other than odd lot holders, at or below the Final Purchase Price, subject to conditional tenders. Because of the difficulty in determining the number of Shares properly tendered and not withdrawn, and because of the odd lot procedure described above, the conditional tender procedure described in Section 6 and the guaranteed delivery procedure described in Section 3, we expect that we will not be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until at least four business days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. After the Expiration Date, stockholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

As described in Section 13, the number of Shares that we will purchase from a stockholder pursuant to the Offer may affect the U.S. federal income tax consequences to the stockholder of the purchase and, therefore, may be relevant to a stockholder’s decision whether to tender Shares. The Letter of Transmittal affords each stockholder who tenders Shares registered in such stockholder’s name directly to the Depositary the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration as well as the ability to condition such tender on a minimum number of Shares being purchased.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees and similar persons whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Purpose of the Offer; Certain Effects of the Offer.

Purpose of the Offer. We believe that the Offer is a prudent use of our capital resources given our expected growth, cash flow generation and current stock price. The Offer expresses our confidence in Outerwall’s business and long-term growth potential. The Offer is an element of our intention to deliver increased value to our stockholders and allocate capital to one of our highest return opportunities. In October 2013, we disclosed our goal to return 75 to 100% of our annual free cash flows, which we define as net cash provided by operating activities after capital expenditures, to our stockholders. The Company has been returning capital to stockholders through Company stock repurchases under repurchase plans and programs previously approved by our Board of Directors. Outerwall currently has approximately $650 million remaining for stock repurchases under those Board-approved repurchase plans and programs, which includes any repurchases made under the Offer. In addition, although to date Outerwall has not paid dividends on its Shares, Outerwall considers the possibility of paying dividends on its Shares in the future. The payment of future dividends, if any, is reviewed periodically by Outerwall’s directors and management and will depend upon, among other things, existing conditions, including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and other conditions and factors, including prospects.

We believe that the modified “Dutch auction” tender offer described in this Offer to Purchase represents an efficient mechanism for the Company to provide our stockholders with the opportunity to tender all or a portion of their Shares and, thereby, potentially receive a return of some or all of their investment. The Offer provides stockholders (including those with significant stockholdings) with an opportunity to obtain liquidity with respect to all or a portion of their Shares without potential disruption to the Share price. In addition, if we complete the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company at no additional cost to them.

Further, the Offer provides our stockholders with an efficient way to sell their Shares without incurring broker’s fees or commissions associated with open market sales. Also, “odd lot holders” who hold Shares registered in their names and tender their Shares directly to the Depositary and whose Shares are purchased in the Offer will avoid any applicable odd lot discounts that might otherwise be payable on sales of their Shares.

Members of our senior management met with our Board of Directors to discuss the terms and conditions of the Offer. Our Board of Directors considered the terms and conditions of the Offer and further reviewed the Company’s results of operations, financial position, business plan, capital and cost structures and requirements, financing arrangements, general business and industry conditions, legal, tax and, regulatory constraints and restrictions, and other factors our Board of Directors deemed relevant, including the expected financial impact of the Offer. Based upon the foregoing, on January 30, 2014, our Board of Directors unanimously approved the Offer and delegated authority to a Pricing Committee of the Board to determine the final terms and conditions of the Offer. On February 6, 2014, the Pricing Committee of our Board of Directors unanimously approved proceeding with the Offer to purchase up to $350 million in value of Shares at a price not greater than $76.32 and not less than $66.82 per Share (with the ability in accordance with SEC rules to increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares).

OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NEITHER WE NOR ANY MEMBER OF OUR BOARD OF DIRECTORS, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. NEITHER WE NOR ANY MEMBER OF OUR BOARD OF DIRECTORS, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY HAS AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION WITH RESPECT TO THE OFFER. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO,

HOW MANY SHARES TO TENDER AND THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD CONSULT YOUR OWN FINANCIAL, LEGAL AND TAX ADVISORS AND BROKER, AND READ CAREFULLY AND EVALUATE THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL AND RELATED MATERIALS, INCLUDING OUR REASONS FOR MAKING THE OFFER.

Following the completion or termination of the Offer, we may, from time to time, repurchase Shares on the open market or through private or public transactions in accordance with applicable law. Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) generally prohibits us and our affiliates from purchasing any Shares, other than in the Offer, until at least ten business days after the Expiration Date, except pursuant to certain limited exceptions including as provided in Exchange Act Rule 14e-5. Outerwall currently has approximately $650 million remaining for stock repurchases under Board-approved repurchase plans and programs, which includes any repurchases made under the Offer.

Our directors and executive officers have advised us that they do not intend to tender Shares in the Offer. See Section 11.

Certain Effects of the Offer. Stockholders who decide not to tender will own a greater percentage interest in the outstanding Shares following the consummation of the Offer. These stockholders will also continue to bear the risks associated with owning the Shares, including risks resulting from our purchase of Shares in the Offer. Stockholders may be able to sell non-tendered Shares in the future on the NASDAQ Global Select Market or otherwise, at a net price significantly higher or lower than the Final Purchase Price in the Offer. We can give no assurance, however, as to the price at which a stockholder may be able to sell his or her Shares in the future.

We anticipate that there will be a sufficient number of Shares outstanding and publicly traded following completion of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of the NASDAQ Global Select Market, we do not believe that our purchase of Shares under the Offer will cause our remaining outstanding Shares to be delisted from the NASDAQ Global Select Market. We also believe that our purchase of Shares under the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act. The Offer is conditioned upon, among other things, our having determined that the consummation of the Offer will not cause the Shares to be delisted from the NASDAQ Global Select Market or to be eligible for deregistration under the Exchange Act. See Section 7.

Shares we acquire pursuant to the Offer will be held as treasury stock and therefore be issued but not outstanding shares.

Except as disclosed or incorporated by reference in this Offer to Purchase, neither Outerwall nor its executive officers, directors or affiliates (including executive officers and directors of Outerwall’s affiliates) currently have any plans, proposals, or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Outerwall or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Outerwall or any of its subsidiaries;

•	any material change in the present dividend policy, or indebtedness or capitalization of Outerwall;

•	any change in the present Board or management of Outerwall, including, but not limited to, any plans or proposals to change the number or the terms of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer, other than the continuous review of Board size and director qualifications in the ordinary course, as described below;

•	any other material change in Outerwall’s corporate structure or business;

•	any class of equity securities of Outerwall to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities exchange;

•	any class of equity securities of Outerwall becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of Outerwall’s obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of Outerwall, or the disposition by any person of securities of Outerwall, other than purchases and dispositions related to the exercise of outstanding options to purchase Shares and the vesting of restricted stock granted to certain employees (including directors and officers) and the periodic grant of options to purchase Shares and of restricted stock, under Outerwall equity plans and programs to certain employees (including directors and officers); or

•	any changes in Outerwall’s Certificate of Incorporation or Bylaws, in each case as currently in effect, or other governing instruments or other actions that could impede the acquisition of control of Outerwall.

From time to time, as part of our long-term corporate goal of enhancing stockholder value, we explore potential strategic acquisitions, divestitures, and business combinations. And from time to time, we are approached by various parties who express an interest in acquiring all or part of Outerwall or in otherwise taking part in a business combination or other material transaction with us. At this time, we are not engaged in on-going discussions and have not entered into confidentiality agreements with, or made confidential information available to, any party with regard to such a business transaction. While Outerwall may enter into discussions with various parties regarding potential transactions, if we do so, there can be no assurance that these discussions will lead to any transaction, or as to the timing, value, or terms or conditions of any such transaction.

In addition, during the course of Outerwall’s annual governance processes, the Board of Directors and its committees evaluate and determine board and committee and management matters, including, among others, evaluations, arrangements, size, structure, qualifications and composition. Many of these matters are being considered at this time in preparation for the annual meeting of stockholders to be held later in the year.

Nothing in the Offer will preclude us from pursuing, developing, or engaging in future plans, proposals or negotiations that relate to or would result in one or more of the foregoing events, subject to applicable law. Although we do not currently have any plans, other than as disclosed or incorporated by reference in this Offer to Purchase, that relate to or would result in any of the events discussed above, we may undertake or plan actions that relate to or could result in one or more of these events. Furthermore, such events may result from circumstances outside of our control. Stockholders tendering Shares in the Offer may run the risk of foregoing the benefit of any appreciation in the value or market price of the Shares resulting from such potential future events. However, there can be no assurance that we will decide to undertake any such event in the future or such event will otherwise occur or be beneficial to the value or market price of the Shares.

3.	Procedures for Tendering Shares.

Proper Tender of Shares. For Shares to be tendered pursuant to the Offer, the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), including any required signature guarantees, or an “Agent’s Message” (as defined below), and any other documents required by the Letter of Transmittal, must be received before 12:00 Midnight, New York City time, at the end of the day of March 7, 2014, by the Depositary at its address set forth on the back cover of this Offer to Purchase.

In the alternative, the tendering stockholder must, before the Expiration Date, comply with the guaranteed delivery procedure described below.

In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender Shares under the Offer must complete the section captioned “Price (In Dollars) Per Share At Which Shares Are Being Tendered” by either (1) checking the box in the section entitled “Shares Tendered At Price Determined Under The Offer” or (2) checking one of the boxes in the section entitled “Shares Tendered At Price Determined By Stockholder,” indicating the price at which Shares are being tendered.

Stockholders who desire to tender Shares at more than one price must complete a separate Letter of Transmittal for each price at which Shares are tendered, provided that the same Shares cannot be tendered (unless properly withdrawn previously in accordance with Section 4) at more than one price. To tender Shares properly, one and only one box must be checked in the section captioned “Price (In Dollars) Per Share At Which Shares Are Being Tendered” in the Letter of Transmittal.

If tendering stockholders wish to maximize the chance that we will purchase their Shares, they should check the box in the section entitled “Shares Tendered At Price Determined Under The Offer” in the Letter of Transmittal under the section captioned “Price (In Dollars) Per Share At Which Shares Are Being Tendered.” Note that this election may have the effect of lowering the Final Purchase Price and could result in the tendered Shares being purchased at the minimum price of $66.82 per Share. If tendering stockholders wish to indicate a specific price (in increments of $0.25) at which their Shares are being tendered, they must check the appropriate box in the section entitled “Shares Tendered At Price Determined By Stockholder” in the section captioned “Price (In Dollars) Per Share At Which Shares Are Being Tendered” in the Letter of Transmittal. Tendering stockholders should be aware that this election could mean that none of their Shares will be purchased if they check a box other than the box representing the price at or below the Final Purchase Price. In addition, odd lot holders who tender all of their Shares must complete the section entitled “Odd Lots” in the Letter of Transmittal to qualify for the preferential treatment available to odd lot holders as set forth in Section 1.

Stockholders holding their Shares through a broker, dealer, commercial bank, trust company or other nominee must contact the nominee in order to tender their Shares. Stockholders who hold Shares through nominees are urged to consult their nominees to determine whether transaction costs may apply if stockholders tender Shares through the nominees and not directly to the Depositary.

Stockholders may tender Shares subject to the condition that all, or a specified minimum number of Shares, be purchased. Any stockholder desiring to make such a conditional tender should so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal. It is the tendering stockholder’s responsibility to determine the minimum number of Shares to be purchased. Stockholders should consult their own financial, legal and tax advisors and brokers with respect to the effect of proration of the Offer and the advisability of making a conditional tender. See Sections 6 and 13.

Signature Guarantees and Method of Delivery. No signature guarantee is required if:

•	the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, will include any participant in the book-entry facilities of The Depository Trust Company (“DTC”), whose name appears on a security position listing as the owner of the Shares) of the Shares tendered and the holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” in the Letter of Transmittal; or

•	Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or an “eligible guarantor institution,” as the term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing constituting an “Eligible Institution”). See Instruction 1 of the Letter of Transmittal.

If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder of the certificate surrendered, then the tendered certificate must be endorsed or accompanied by an appropriate stock power, signed in either case exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	one of (1) the certificate(s) for the Shares or (2) a timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at DTC, as described below;

•	one of (1) a properly completed and duly executed Letter of Transmittal or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or (2) an Agent’s Message (as defined below) in the case of a book-entry transfer; and

•	any other documents required by the Letter of Transmittal.

The method of delivery of all documents, including certificates for Shares, the Letter of Transmittal and any other required documents, is at the sole election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

All deliveries in connection with the Offer, including a Letter of Transmittal and certificates for Shares, must be made to the Depositary and not to us, the Dealer Manager, the Information Agent or DTC. ANY DOCUMENTS DELIVERED TO US, THE DEALER MANAGER, THE INFORMATION AGENT OR DTC WILL NOT BE FORWARDED TO THE DEPOSITARY AND WILL NOT BE DEEMED TO BE PROPERLY TENDERED.

Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at DTC within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC’s system may make book-entry delivery of the Shares by causing DTC to transfer those Shares into the Depositary’s account in accordance with DTC’s ATOP system. Although delivery of Shares may be effected through a book-entry transfer into the Depositary’s account at DTC, either (1) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Date, or (2) the guaranteed delivery procedure described below must be followed if book-entry transfer of the Shares cannot be effected prior to the Expiration Date.

The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC is referred to in this Offer to Purchase as a “book-entry confirmation.” Delivery of documents to DTC in accordance with DTC’s procedures will not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the participant tendering Shares through DTC that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that Outerwall may enforce such agreement against that participant.

If you are tendering Shares through DTC’s ATOP system and wish to tender portions of your shares at more than one price, you will need to complete a separate book-entry transfer for each price at which you are tendering your Shares.

Guaranteed Delivery. If you wish to tender Shares in the Offer and your certificates for Shares are not immediately available or cannot be delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit delivery of all required documents to the Depositary prior to the Expiration Date, the Shares may still be tendered if all of the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided for with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery, is received by the Depositary prior to the Expiration Date; and

•	the certificates for all tendered Shares, in proper form for transfer (or confirmation of book-entry transfer of the Shares into the Depositary’s account at DTC), together with a properly completed and duly executed Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer, and any required signature guarantees and other documents required by the Letter of Transmittal, are received by the Depositary within three business days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

A Notice of Guaranteed Delivery must be delivered to the Depositary by hand, overnight courier, facsimile transmission or mail before the Expiration Date and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Stockholders may contact the Information Agent, the Dealer Manager or their broker for assistance. The contact information for the Information Agent and the Dealer Manager is on the back cover page of this Offer to Purchase.

Procedures for Stock Options. We are not offering, as part of the Offer, to purchase any outstanding stock options, and tenders of stock options will not be accepted. Holders of vested stock options may exercise options (subject to Company policies and practices) and tender any Shares received upon such exercise. Options must be exercised sufficiently in advance of the Expiration Date in order to have time for the exercise to settle before the Shares received upon exercise of the options may be tendered. An exercise of an option cannot be revoked even if Shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason.

Restricted Stock. Holders of restricted stock may not tender such shares unless and until such shares have vested and the restrictions on such shares have lapsed.

Return of Unpurchased Shares. If any tendered Shares are not purchased or are properly withdrawn before the Expiration Date, or if less than all Shares evidenced by a stockholder’s certificates are tendered, certificates for unpurchased Shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the Shares, or, in the case of Shares tendered by book-entry transfer at DTC, the Shares will be credited to the appropriate account maintained by the tendering stockholder at DTC, in each case without expense to the stockholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the Final Purchase Price to be paid for Shares to be accepted and the validity, form, eligibility (including time of receipt of any Shares tendered, including pursuant to the guaranteed delivery procedures) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties, subject to a holder challenging our determination in a court of competent jurisdiction and such court issuing a judgment to the contrary. We reserve the absolute right to reject any or all tenders of any Shares that we determine are not in proper form or the acceptance for payment of or payment for Shares which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer prior to the Expiration Date, or any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder (whether or not we waive similar defects or irregularities in the case of other stockholders), and our interpretation of the terms of the Offer will be final and binding on all parties, subject to a holder challenging our determination in a court of competent jurisdiction and such court issuing a judgment to the contrary. In the event a condition is waived with respect to any particular stockholder, the same condition will be waived with respect to all stockholders. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by us. We will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of Shares. Neither we nor the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of the foregoing incur any liability for failure to give any such notification.

Tendering Stockholder’s Representation and Warranty; Our Acceptance Constitutes an Agreement. It is a violation of Exchange Act Rule 14e-4 for a person, directly or indirectly, to tender Shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions of such period), the person so tendering (1) has a “net long position” equal to or greater than the amount of Shares tendered in (a) Shares or (b) other securities convertible into or exchangeable or exercisable for Shares and, upon acceptance of the tender, will acquire the Shares by conversion, exchange or exercise and (2) will deliver or cause to be delivered the Shares in accordance with the terms of the Offer. Rule 14e-4 also provides a similar restriction applicable to a tender on behalf of another person.

A tender of Shares in accordance with any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to us that (1) the stockholder has a “net long position,” within the meaning of Rule 14e-4 promulgated under the Exchange Act, in the Shares or equivalent securities at least equal to the Shares being tendered, and (2) the tender of Shares complies with Rule 14e-4. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us on the terms and subject to the conditions of the Offer.

A tender of Shares made pursuant to any method of delivery set forth herein will also constitute a representation and warranty to us that the tendering stockholder has full power and authority to tender, sell, assign and transfer the Shares tendered, and that, when the same are accepted for purchase by us, we will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, restrictions, claims, encumbrances and other obligations relating to the sale or transfer of the Shares, and the same will not be subject to any adverse claim or right. Any such tendering stockholder will, on request by the Depositary or us, execute and deliver any additional documents deemed by the Depositary or us to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered, all in accordance with the terms of the Offer.

All authority conferred or agreed to be conferred by delivery of the Letter of Transmittal shall be binding on the successors, assigns, heirs, personal representatives, executors, administrators and other legal representatives of the tendering stockholder and shall not be affected by, and shall survive, the death or incapacity of such tendering stockholder.

Lost or Destroyed Certificates. Stockholders whose certificates for part or all of their Shares have been lost, destroyed or stolen may contact Computershare Trust Company, N.A., the Depositary and transfer agent for the Shares, at the phone number set forth in Instruction 13 to the Letter of Transmittal for instructions to obtain a replacement certificate. That certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for Shares that are tendered and accepted for payment. A bond may be required to be posted by the stockholder to secure against the risk that the certificates may be subsequently recirculated. The Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been followed. Stockholders are requested to contact the Depositary immediately in order to permit timely processing of this documentation. Certificates for Shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to us, the Dealer Manager or the Information Agent. Any certificates delivered to us, the Dealer Manager or the Information Agent will not be forwarded to the Depositary and will not be deemed to be properly tendered.

U.S. Federal Backup Withholding. Under the U.S. federal income tax laws, payments to a tendering stockholder may be subject to “backup withholding” at the applicable statutory rate (currently 28%), unless a tendering stockholder:

•	provides a correct taxpayer identification number (which, for an individual stockholder, is the stockholder’s social security number) and any other required information; or

•	is an exempt recipient and, when required, demonstrates this fact and otherwise complies with applicable requirements of the backup withholding rules.

A stockholder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the U.S. Internal Revenue Service (the “IRS”). To prevent backup withholding on cash payable under the Offer, each stockholder that is a U.S. person should provide the Depositary (or other applicable withholding agent) with his or her correct taxpayer identification number and certify that he or she is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal. In order to qualify as an exempt recipient, a stockholder that is not a U.S. person should complete and sign the appropriate IRS Form W-8, a copy of which may be obtained from the Depositary, attesting to that stockholder’s exempt status. See Section 13 and Instruction 10 to the Letter of Transmittal.

Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability, and may claim a refund if they timely provide certain required information to the IRS.

U.S. Federal Withholding Tax on Payments to Non-U.S. Holders. Even if a Non-U.S. Holder (as defined in Section 13) has provided the required certification to avoid backup withholding, the Depositary (or other applicable withholding agent) generally will withhold U.S. federal income taxes equal to 30% of the gross payments payable to such Non-U.S. Holder or such holder’s agent, unless the Depositary (or other applicable withholding agent) determines that a reduced rate of withholding is available under the “Dividends” provision of an applicable income tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. See Section 13. In order to obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Holder must deliver to the Depositary (or other applicable withholding agent) a properly completed and executed IRS Form W-8BEN before payment is made. To obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Holder must deliver to the Depositary (or other applicable withholding agent) a properly completed and executed IRS Form W-8ECI. The Depositary (or other applicable withholding agent) will determine a stockholder’s status as a Non-U.S. Holder and eligibility for a reduced rate of, or an exemption from, withholding by reference to valid certificates or statements concerning such eligibility received from the Non-U.S. Holder unless facts and circumstances indicate that reliance is not warranted.

A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any tax withheld if the Non-U.S. Holder (i) satisfies the requirements for sale or exchange treatment described in Section 13 that would characterize the exchange as a sale (as opposed to a dividend) with respect to which the Non-U.S. Holder is not subject to U.S. federal income tax or (ii) is otherwise able to establish that no tax or a reduced amount of tax is due.

Non-U.S. Holders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless we have accepted tendered Shares for payment under the Offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, at the end of the day of April 4, 2014.

For a withdrawal to be effective, a notice of withdrawal must be in written form and must be received in a timely manner by the Depositary at the address set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the tendering stockholder; the number of Shares to be withdrawn; and the name of the registered holder of the Shares to be withdrawn, if different from the tendering stockholder. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the stockholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.

We will determine all questions as to the form and validity, including the time of receipt, of any notice of withdrawal, in our sole discretion, which determination will be final and binding on all parties, subject to a holder challenging our determination in a court of competent jurisdiction and such court issuing a judgment to the contrary. Neither we nor the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of the foregoing incur liability for failure to give any such notification. Withdrawals may not be rescinded, and any Shares properly withdrawn will be deemed not properly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered before the Expiration Date by again following one of the procedures described in Section 3.

If we extend the Offer, are delayed in our purchase of Shares or are unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on our behalf, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4. Our reservation of the right to delay payment for Shares that we have accepted for payment is limited by Exchange Act Rule 13e-4(f)(5), which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer.

5.	Purchase of Shares and Payment of Purchase Price.

On the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we will:

•	determine the Final Purchase Price, taking into account the number of Shares so tendered and the prices specified by tendering stockholders; and

•	accept for payment and pay for (and thereby purchase) Shares having an aggregate value of up to $350 million (or such greater amount as we may elect to pay, subject to applicable law) properly tendered at prices at or below the Final Purchase Price and not properly withdrawn. We may increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer.

For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the odd lot priority, proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the Final Purchase Price and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the Shares for payment pursuant to the Offer.

On the terms and subject to the conditions of the Offer, promptly after the Expiration Date, we will accept for purchase and pay the Final Purchase Price for all of the Shares accepted for payment in accordance with the Offer. In all cases, payment for Shares tendered and accepted for payment in accordance with the Offer will be made promptly, subject to possible delay due to proration, but only after timely receipt by the Depositary of:

•	certificates for Shares or a timely confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC;

•	a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) or an Agent’s Message in the case of book-entry transfer; and

•	any other documents required by the Letter of Transmittal, including documents required pursuant to the guaranteed delivery procedures.

We will pay for Shares purchased pursuant to the Offer by depositing the aggregate purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders. In the event of proration, the Depositary will determine the proration factor and pay for those tendered Shares accepted for payment promptly after the Expiration Date. Certificates for all Shares tendered and not purchased, including all Shares tendered at prices in excess of the Final Purchase Price and Shares not purchased due to proration or conditional tenders, will be returned, or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the participant who delivered the Shares, to the tendering stockholder promptly after the expiration or termination of the Offer at our expense.

Under no circumstances will interest be paid on the Final Purchase Price for the Shares, regardless of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase Shares pursuant to the Offer. See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us of Shares purchased pursuant to the Offer. If, however, payment of the Final Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Final Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted.

6.	Conditional Tender of Shares.

Subject to the exception for odd lot holders, in the event of an over-subscription of the Offer, Shares tendered at or below the Final Purchase Price prior to the Expiration Date will be subject to proration. See Section 1. As discussed in Section 13, the number of Shares to be purchased from a particular stockholder may affect the U.S. federal income tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. Accordingly, a stockholder may tender Shares subject to the condition that a specified minimum number of the stockholder’s Shares tendered pursuant to a Letter of Transmittal must be purchased if any Shares tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal, and, if applicable, in the Notice of Guaranteed Delivery. We urge each stockholder to consult with his or her own financial, legal and tax advisors and broker with respect to the advisability of making a conditional tender.

Any tendering stockholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of Shares that must be purchased from that stockholder if any are to be purchased. After the Offer expires, if, based on the Final Purchase Price determined in the Offer, more than $350 million in value of Shares (or such greater amount as we may elect to pay, subject to applicable law) are properly tendered and not properly withdrawn, so that we must prorate our acceptance of and payment for tendered Shares, we will calculate a preliminary proration percentage based upon all Shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of Shares to be purchased from any stockholder below the minimum number specified, the conditional tender will automatically be regarded as withdrawn (except as provided in the next paragraph). All Shares tendered by a stockholder subject to a conditional tender pursuant to the Letter of Transmittal and regarded as withdrawn as a result of proration will be returned promptly after the Expiration Date at our expense.

After giving effect to these withdrawals, we will accept the remaining Shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of Shares to be purchased to fall below an aggregate value of $350 million (or such greater amount as we may elect to pay, subject to applicable law) then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase $350 million in value of Shares (or such greater amount as we may elect to pay, subject to applicable law). In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular stockholder as a single lot, and will limit our purchase in each case to the designated minimum number of Shares to be purchased.

7.	Conditions of the Offer.

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is also not subject to any financing condition. Notwithstanding any other provision of the Offer, Outerwall will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of or the payment for Shares tendered, subject to Exchange Act Rule 13e-4(f)(5), which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer, if at any time on or after the commencement of the Offer and prior to the Expiration Date any of the following events have occurred (or are determined by us, in our reasonable judgment, to have occurred) that, in our reasonable judgment, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the Shares in the Offer:

•	there has been noticed, threatened, instituted, or pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority, tribunal, or similar entity, or by any other person, domestic, foreign or supranational, before any court, authority, agency, tribunal or other similar entity that directly or indirectly:

•	challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit, or otherwise affect the consummation of, the Offer, the acquisition of some or all of the Shares pursuant to the Offer, or otherwise relates in any manner to the Offer; or

•	in our reasonable judgment, could materially and adversely affect our and our subsidiaries’ business, condition (financial or otherwise), income, operations, cash flows or prospects, taken as a whole, or otherwise materially impair our ability to purchase some or all of the Shares pursuant to the Offer;

•	there has been any action noticed, threatened, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order, or injunction noticed, threatened, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency, tribunal, or other similar entity, domestic, foreign or supranational, that, in our reasonable judgment, could directly or indirectly:

•	make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer;

•	delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the Shares to be purchased pursuant to the Offer; or

•	materially and adversely affect our or our subsidiaries’ or our affiliates’ business, condition (financial or otherwise), income, operations, cash flows or prospects;

•	there has occurred any of the following:

•	any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	a material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor;

•	a decrease of more than 10% in the market price of the Shares or in the general level of market prices for equity securities in the United States of the NASDAQ Global Select Market Index, New York Stock Exchange Index, the Dow Jones Industrial Average, the NASDAQ Global Market Composite Index or Standard & Poor’s Composite Index of 500 Industrial Companies, in each case measured from the close of trading on February 6, 2014, to the close of trading on the Expiration Date;

•	the commencement of war, armed hostilities, or other similar national or international calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States, on or after February 7, 2014;

•	any material escalation of any war or armed hostilities or national or international calamity which had commenced prior to February 7, 2014;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

•	any change in the general political, market, economic or financial conditions, domestically or internationally, that is reasonably likely to materially and adversely affect our business or the trading in the Shares; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•	a tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or entity or has been publicly disclosed; or

•	we learn that:

•	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act), or person has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before February 6, 2014);

•	any entity, group, or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before February 6, 2014, has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer made hereby), beneficial ownership of an additional 1% or more of the outstanding Shares;

•	any person, entity, or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of the Shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or their respective assets or securities;

•	any change or changes have occurred or are threatened in our or our subsidiaries’ or affiliates’ business, condition (financial or otherwise), properties, assets, income, operations, cash flows or prospects that, in our reasonable judgment, has or could have a material adverse effect on us or any of our subsidiaries or affiliates or the benefits of the Offer to us;

•	any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our reasonable discretion; or

•	we determine that the consummation of the Offer and the purchase of the Shares may (1) cause the Shares to be held of record by fewer than 300 persons or (2) cause the Shares to be delisted from the NASDAQ Global Select Market or to be eligible for deregistration under the Exchange Act.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time prior to the Expiration Date in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. The right to assert a condition will be deemed an ongoing right that may be asserted by us at any time on prior to the Expiration Date. If a condition is triggered, we will need to waive that condition prior to the Expiration Date in order to proceed with the Offer. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date in accordance with applicable law and provide additional disclosure as required by applicable law. All Offer conditions, except any that may be dependent upon the receipt of government approvals, must be satisfied or waived prior to the Expiration Date, and we will have no right to assert any of the conditions after the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties, subject to a holder challenging our determination in a court of competent jurisdiction and such court issuing a judgment to the contrary. See Section 14.

8.	Price Range of Shares; Dividends.

The Shares are listed and traded on the NASDAQ Global Select Market under the trading symbol “OUTR.” The following table presents the high and low sales prices of the Shares for the periods indicated.

	High	Low
Year Ended December 31, 2012
First quarter	$64.85	$40.68
Second quarter	$69.74	$56.27
Third quarter	$71.82	$43.73
Fourth quarter	$54.16	$40.50
Year Ended December 31, 2013
First quarter	$59.16	$46.83
Second quarter	$61.29	$50.70
Third quarter	$65.60	$46.25
Fourth quarter	$72.09	$49.97
Year Ended December 31, 2014
First quarter (through February 6, 2014)	$70.44	$62.60

Unless the Expiration Date is extended, as of March 7, 2014, you will no longer be a holder of record of Shares that are purchased by us under the Offer. Accordingly, you will not be eligible for any benefits with respect to such purchased Shares that inure to holders of record on or after the Expiration Date.

We have never declared or paid any cash dividends on our Shares. The payment of future dividends, if any, is reviewed periodically by Outerwall’s directors and management and will depend upon, among other things, existing conditions, including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and other conditions and factors, including prospects.

On February 6, 2014, the last full trading day prior to the commencement of the Offer, the last reported sale price of the Shares was $63.64 per Share. Stockholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares.

9.	Source and Amount of Funds.

The Offer is not subject to any financing condition. Assuming the Offer is fully subscribed, we expect the aggregate purchase price for the Shares, together with related fees and expenses, to be approximately $353.7 million. We plan to fund any purchase of Shares pursuant to the Offer, including the related fees and expenses, using available domestic cash and borrowings under our Credit Facility (as defined below). As of January 31, 2014, we had approximately $187.1 million of available domestic cash and approximately $591.4 million available for borrowing under the Credit Facility. The Company has no alternative financing arrangements or plans relating to the Offer other than those described herein.

On July 15, 2011, we, as borrower, entered into a Second Amended and Restated Credit Agreement, as supplemented and amended on December 9, 2013, with Bank of America, N.A., as administrative agent, and various lenders, that provides for a senior secured revolving credit facility and senior secured term loan facilities (the “Credit Facility”). Under the Credit Facility, we have borrowed $375.0 million in term loans and have a $600.0 million revolving line of credit, under which $344.4 million and $0, respectively, was outstanding, as of December 31, 2013. The Credit Facility matures on July 15, 2016, at which time all outstanding borrowings must be repaid. The term loans are subject to mandatory debt repayments of the outstanding borrowings based on the following repayment schedule:

Dollars in Thousands	Repayment Amount
Amount repaid in 2011, 2012 and 2013	$30,625
2014	$42,187
2015	$46,875
2016	$255,313

Total Term Loans	$375,000

Our obligations under the Credit Facility are secured by a first priority security interest in substantially all of our assets and the assets of our domestic subsidiaries, as well as a pledge of a substantial portion of our subsidiaries’ capital stock.

Subject to applicable conditions, we may elect interest rates on our revolving borrowings calculated by reference to (i) the British Bankers Association LIBOR rate (“LIBOR Rate”) fixed for given interest periods or (ii) Bank of America’s prime rate (or, if greater, the average rate on overnight federal funds plus one half of one percent or the LIBOR Rate plus one percent) (the “Base Rate”), in each case, plus the margin determined by our consolidated net leverage ratio. For revolving borrowings made under the LIBOR Rate, the margin ranges from 125 to 200 basis points, while for revolving borrowings made under the Base Rate, the margin ranges from 25 to 100 basis points. The average interest rate applicable to the outstanding term loans was approximately 1.81% as of January 31, 2014 and the interest rate applicable to the revolving line of credit was approximately 1.66% as of such date. Once per quarter, the interest rate margin for the outstanding term loans and any borrowings under the revolving line of credit is subject to being reset in the event of any changes in the Company’s consolidated net leverage ratio.

The Credit Facility contains customary affirmative and negative covenants and restrictions on actions including, without limitation, restrictions on indebtedness, liens, fundamental changes or dispositions of our assets, payments of dividends, capital expenditures, investments, and mergers, dispositions and acquisitions, among other restrictions. Under the Credit Facility, we are permitted to repurchase shares of our common stock without limitation, provided that we are in compliance with certain conditions required under the terms of the Credit Facility, including (i) a consolidated net leverage ratio not to exceed 2.50 to 1.00, (ii) a consolidated interest coverage ratio not less than 3.00 to 1.00, and (iii) consolidated total liquidity not less than $50,000,000 (each as calculated under the Credit Facility).

As of January 31, 2014, we were in compliance with the representations, warranties and covenants of the Credit Facility and were in a position to borrow sufficient funds under the Credit Facility to consummate the Offer as described herein. For additional information regarding the Credit Facility, please see our Annual Report on Form 10-K for the year ended December 31, 2013, incorporated by reference herein.

10.	Certain Information Concerning the Company.

General

We were incorporated in Delaware on October 12, 1993 and are a leading provider of automated retail solutions that offer convenient products and services that benefit consumers and drive incremental retail traffic and revenue for retailers. In 2013, we changed our name from Coinstar, Inc. to Outerwall Inc. Our core offerings in automated retail include our Redbox business, where consumers can rent or purchase movies and video games from self-service kiosks (“Redbox” segment), and our Coinstar business, where consumers can convert their coin to cash or stored value products at self-service coin counting kiosks (“Coinstar” segment). Our New Ventures business (“New Ventures” segment) is focused on identifying, evaluating, building or acquiring, and developing innovative self-service concepts in the marketplace.

Redbox. Within our Redbox segment, we operate approximately 44,000 Redbox kiosks, in 36,400 locations, where consumers can rent or purchase movies and video games. Our Redbox kiosks are available in every U.S. state, Puerto Rico, and Canada, and are installed primarily at leading grocery stores, mass retailers, drug stores, restaurants and convenience stores including Walgreens, Walmart, Kroger and 7-Eleven. Our Redbox kiosks supply the functionality of a traditional video rental store, yet typically occupy an area of less than ten square feet. Consumers use a touch screen to select their titles, swipe a valid credit or debit card, and receive their movie(s) or video game(s). The process is designed to be fast, efficient and fully automated. We have also entered a joint venture, Redbox Instant™ by Verizon, to provide consumers a nationwide “over-the-top” video distribution service, that offers rental of physical DVDs and Blu-ray Discs™ from our kiosks. Revenue attributable to the rental of DVDs and Blu-ray Discs is recorded within our Redbox segment. Redbox’s ownership interest in the joint venture is accounted for using the equity method of accounting.

We generate revenue primarily through fees charged to rent or purchase a movie or video game, and we pay retailers a percentage of our revenue. Our content library consists of movies and video games available for rent or purchase. We obtain our movie and video game content through revenue sharing agreements and license agreements with studios and game publishers, as well as through distributors and other suppliers. Our goal is to achieve satisfactory availability rates to meet consumer demand while also maximizing our margins.

Coinstar. Within our Coinstar segment, we own and operate approximately 20,900 coin-counting kiosks (approximately 17,400 of which offer a variety of stored value products to consumers) in 20,600 locations, where consumers feed loose change into the kiosks, which count the change and then dispense vouchers or, in some cases, issue stored value products, at the consumer’s election. We also have developed a limited number of kiosks that exchange gift cards for cash.

Our Coinstar kiosks are available across the U.S., where they provide a convenient and trouble-free service to retailers such as Kroger and Walmart, and in Canada, Puerto Rico, Ireland and the United Kingdom. We are the only multi-national, fully automated network of self-service coin-counting kiosks and are the leader in the U.S. market.

We generate revenue through transaction fees from our consumers and product partners. Each voucher lists the dollar value of coins counted, less our transaction fee. When consumers elect to have a stored value product issued, the transaction fee normally charged to the consumer is charged instead to the stored value product issuer.

New Ventures. We identify, evaluate, build or acquire and develop innovative new self-service concepts in the automated retail space in our New Ventures business segment. We currently have kiosks in the marketplace that address the Electronics and Beauty & Consumer Packaged Goods consumer sectors. New Ventures concepts are regularly assessed to determine whether continued funding or other alternatives are appropriate. Subsequent to our acquisition of ecoATM in the third quarter of 2013, results from ecoATM are now included within our New Ventures segment results. We generate revenue primarily within our ecoATM concept through the sale of devices collected at our kiosks to third parties.

Strategic Investments and Joint Venture. We make strategic investments in external companies that provide automated self-service kiosk solutions. Current investments address the Health sector through our investment in Solo-Health, Inc. and the Entertainment sector through our Redbox Instant by Verizon joint venture.

Available Information

We are subject to the informational filing requirements of the Exchange Act and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and executive officers, their remuneration, stock options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in SEC filings, including proxy statements distributed to our stockholders. As required by Exchange Act Rule 13e-4(c)(2), we have filed with the SEC the Schedule TO and related materials, which include additional information relating to the Offer.

These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as Outerwall, that file electronically with the SEC, including our Schedule TO for the Offer and the documents incorporated therein by reference. You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330. You may also go to the Investors section of Company’s website located at http://www.outerwall.com to access the Schedule TO and related documents and other SEC filings.

Incorporation by Reference

The rules of the SEC allow us to incorporate by reference into this Offer to Purchase information that was filed prior to the date of this Offer to Purchase, which means that we can disclose important information to you by referring you to documents filed separately with the SEC. The following documents that have been previously filed with the SEC contain important information about us, and we incorporate them by reference (other than any portions of the respective filings that were furnished to, rather than filed with, the SEC under applicable SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2013, as filed on February 6, 2014;

•	Current Report on Form 8-K filed on February 6, 2014; and

•	Definitive Proxy Statement on Schedule 14A, as filed on April 25, 2013.

Any statement contained in any document incorporated by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in this Offer to Purchase or any subsequently filed document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

You can obtain any of the documents incorporated by reference in this Offer to Purchase from the SEC’s website at the address or website set forth above or through our website set forth above. You may also request a copy of these filings, at no cost, by writing or telephoning the Information Agent at its address and telephone number set forth below:

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.

Shares Outstanding. As of February 3, 2014, there were 36,343,983 Shares issued and 25,402,526 Shares outstanding. At the maximum Final Purchase Price of $76.32 per Share, we could purchase 4,585,953 Shares if the Offer is fully subscribed, which would represent approximately 18.1% of our outstanding Shares as of February 3, 2014. At the minimum Final Purchase Price of $66.82 per Share, we could purchase 5,237,952 Shares if the Offer is fully subscribed, which would represent approximately 20.6% of our outstanding Shares as of February 3, 2014.

In addition, as of February 3, 2014 the aggregate principal of our 4.0% convertible notes was $51.1 million. The convertible notes bear interest at a fixed rate of 4.0% per annum, payable semi-annually in arrears on each March 1 and September 1, and mature on September 1, 2014. The convertible notes become convertible when the closing price of our common stock exceeds $52.38, 130% of the convertible notes’ conversion price, for at least 20 trading days during the 30 consecutive trading days prior to each quarter-end date. If the convertible notes become convertible and should the holders elect to convert, we will be required to pay them up to the full face value of the convertible notes in cash as well as deliver Shares for any excess conversion value. Assuming a conversion price of $63.63 (the closing price of the Shares on February 3, 2014), our outstanding convertible notes were convertible into approximately 465,525 Shares.

Beneficial Ownership. As of February 3, 2014, our directors and executive officers as a group (12 persons) beneficially owned an aggregate of 296,592 Shares, representing less than 1.2% of the total number of outstanding Shares as of February 3, 2014, as determined in accordance with Exchange Act Rule 13d-3. Our directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders. However, our directors and executive officers have advised us that they do not intend to tender Shares in the Offer. As a result, any Shares purchased in the Offer will increase the proportional holdings of our directors and executive officers.

In addition, after expiration or termination of the Offer, our directors and executive officers may also sell their Shares, subject to applicable law and applicable policies and practices of the Company, from time to time in open market transactions at prices that may be more or less favorable than the Final Purchase Price to be paid to our holders of Shares pursuant to the Offer.

Except as otherwise disclosed in the footnotes below, the following table sets forth certain information as of February 3, 2014 with respect to the beneficial ownership of each director and executive officer and certain substantial stockholders of Outerwall.

Unless otherwise indicated, beneficial owners listed in the table may be contacted at Outerwall’s corporate headquarters at 1800 114th Avenue S.E., Bellevue, Washington 98004.

Name	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Shares (1)
Non-Employee Directors:
Deborah L. Bevier (2)	25,620	*
Nelson C. Chan (3)	7,980	*
Nora M. Denzel (4)	3,190	*
David M. Eskenazy (5)	16,309	*
Robert D. Sznewajs (6)	17,455	*
Ronald B. Woodard (7)	14,113	*
Named Executive Officers:
J. Scott Di Valerio (8)	96,325	*
Galen C. Smith (9)	24,948	*
Donald R. Rench (10)	51,201	*
James S. Pinckney (11)	4,812	*
Michael J. Skinner (12)	18,157	*
Maria D. Stipp (13)	16,482	*
All directors and current executive officers as a group (12 persons) (14)	296,592	1.2%
More Than 5% Stockholders:
JANA Partners LLC (15) 767 Fifth Avenue, 8th Floor New York, NY 10153	3,722,041	14.7%
BlackRock, Inc. (16) 40 East 52nd Street New York, NY 10022	2,448,077	9.4%
The Vanguard Group, Inc. (17) 100 Vanguard Blvd. Malvern, PA 19355	2,256,365	8.9%
Fine Capital Partners, L.P. (18) 590 Madison Avenue, 27th Fl. New York, NY 10022	1,713,740	6.7%
TPG-Axon Management LP (19) 888 Seventh Avenue, 38th Floor New York, New York 10019	1,434,429	5.6%
Park West Asset Management LLC (20) 900 Larkspur Landing Circle, Suite 165 Larkspur, CA 94939	1,417,422	5.6%

*	Represents beneficial ownership of less than 1%
(1)

Beneficial ownership is determined in accordance with SEC rules. For the number of shares beneficially owned by each of the “More Than 5% Stockholders,” we rely on each of such stockholder’s statements filed with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act, as described in the footnotes below. For each person, entity, or group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person, entity, or group by the sum of 25,402,526 shares of Outerwall common stock outstanding as of February 3, 2014, plus the number of shares of common stock, if any, that such person, entity, or group had the right to acquire pursuant to the exercise of stock options or other rights within 60 days of February 3, 2014. Except as indicated by footnote, and subject to marital community property laws where applicable, we believe that the persons or entities named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
(2)	The number of shares beneficially owned by Ms. Bevier includes (a) 6,594 shares issuable upon the exercise of options exercisable within 60 days of February 3, 2014 and (b) 1,269 shares of unvested restricted stock.
(3)	The number of shares beneficially owned by Mr. Chan includes (a) 3,868 shares issuable upon the exercise of options exercisable within 60 days of February 3, 2014 and (b) 1,777 shares of unvested restricted stock.
(4)	The number of shares beneficially owned by Ms. Denzel includes (a) 1,435 shares issuable upon the exercise of options exercisable within 60 days of February 3, 2014 and (b) 1,269 shares of unvested restricted stock.
(5)	The number of shares beneficially owned by Mr. Eskenazy includes (a) 8,304 shares issuable upon the exercise of options exercisable within 60 days of February 3, 2014 and (b) 1,269 shares of unvested restricted stock.
(6)	The number of shares beneficially owned by Mr. Sznewajs includes (a) 4,903 shares issuable upon the exercise of options exercisable within 60 days of February 3, 2014 and (b) 1,269 shares of unvested restricted stock.
(7)	The number of shares beneficially owned by Mr. Woodard includes (a) 8,304 shares issuable upon the exercise of options exercisable within 60 days of February 3, 2014 and (b) 1,269 shares of unvested restricted stock.
(8)	The number of shares beneficially owned by Mr. Di Valerio includes (a) 31,203 shares issuable upon the exercise of options exercisable within 60 days of February 3, 2014 and (b) 40,900 shares of unvested restricted stock, 18,681 of which are a target amount subject to adjustment and vesting based on the Company’s achievement of certain performance targets.
(9)	The number of shares beneficially owned by Mr. Smith includes (a) 4,703 shares issuable upon the exercise of options exercisable within 60 days of February 3, 2014 and (b) 17,231 shares of unvested restricted stock, 6,538 of which are a target amount subject to adjustment and vesting based on the Company’s achievement of certain performance targets.
(10)	The number of shares beneficially owned by Mr. Rench includes (a) 21,781 shares issuable upon the exercise of options exercisable within 60 days of February 3, 2014 and (b) 13,685 shares of unvested restricted stock, 4,833 of which are a target amount subject to adjustment and vesting based on the Company’s achievement of certain performance targets.
(11)	The number of shares beneficially owned by Mr. Pinckney includes (a) 928 shares issuable upon the exercise of options exercisable within 60 days of February 3, 2014 and (b) 3,686 shares of unvested restricted stock, 2,802 of which are a target amount subject to adjustment and vesting based on the Company’s achievement of certain performance targets.
(12)	The number of shares beneficially owned by Mr. Skinner includes (a) 6,377 shares issuable upon the exercise of options exercisable within 60 days of February 3, 2014 and (b) 9,985 shares of unvested restricted stock, 3,222 of which are a target amount subject to adjustment and vesting based on the Company’s achievement of certain performance targets.
(13)	The number of shares beneficially owned by Ms. Stipp includes (a) 2,153 shares issuable upon the exercise of options exercisable within 60 days of February 3, 2014 and (b) 14,329 shares of unvested restricted stock, 4,296 of which are a target amount subject to adjustment and vesting based on the Company’s achievement of certain performance targets. Ms. Stipp was appointed as the president of ecoATM effective February 6, 2014.
(14)	The number of shares beneficially owned by all directors and executive officers as a group as of February 3, 2014 includes (a) 100,553 shares issuable upon the exercise of options exercisable within 60 days of February 3, 2014 and (b) 107,938 shares of unvested restricted stock, 40,372 of which are a target amount subject to adjustment and vesting based on the Company’s achievement of certain performance targets.

(15)	Information presented is based on a Schedule 13D filed with the SEC on October 4, 2013 and a Form 4 filed with the SEC on December 30, 2013 by JANA Partners LLC. JANA Partners LLC reports that it has sole voting and sole dispositive powers over the shares.
(16)	Information presented is based on a Schedule 13G filed with the SEC on January 30, 2014 by BlackRock, Inc., as a parent holding company or control person. Pursuant to the filing, BlackRock, Inc. reports that it has sole voting power over 2,349,836 shares and sole dispositive power over 2,448,077 shares.
(17)	Information presented is based on a Schedule 13G/A filed with the SEC on February 12, 2013 by The Vanguard Group (“Vanguard”). Pursuant to the filing, Vanguard reports that it has sole voting power over 45,017 shares, sole dispositive power over 2,213,248 shares and shared dispositive power over 43,117 shares.
(18)	Information presented is based on a Schedule 13G filed with the SEC on February 14, 2013 by Fine Capital Partners, L.P., Fine Capital Advisors, LLC, and Debra Fine. Pursuant to the filing, each of Fine Capital Partners, L.P., Fine Capital Advisors, LLC (general partner of Fine Capital Partners, L.P.), and Ms. Fine (manager of Fine Capital Advisors, LLC) reports that each had shared voting power and shared dispositive power over the shares.
(19)	Information presented is based on a Schedule 13G filed with the SEC on October 8, 2013 by TPG-Axon Management LP, TPG-Axon Partners GP, L.P., TPG-Axon GP, LLC, TPG-Axon Partners, LP, TPG-Axon International, L.P., TPG-Axon International GP, LLC, Dinakar Singh LLC and Dinakar Singh. Pursuant to the filing, each of TPG-Axon Management LP, TPG-Axon GP, LLC, Dinakar Singh LLC and Mr. Singh reports that each has shared voting power and shared dispositive power over 1,434,429 shares; each of TPG-Axon Partners GP, L.P. and TPG-Axon Partners, LP reports that it has shared voting power and shared dispositive power over 507,500 shares; and each of TPG-Axon International, L.P. and TPG-Axon International GP, LLC reports it has have shared voting power and shared dispositive power over 770,145 shares. Mr. Singh is managing member of Dinakar Singh LLC and chief executive officer of the TPG-Axon entities.
(20)	Information presented is based on a Schedule 13G filed with the SEC on March 18, 2013 by Park West Asset Management LLC (“PWAM”) and Peter S. Park (sole member and manager of PWAM). The filing reports that PWAM is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI”), and that (a) PWIMF held 951,304 shares and options to acquire 219,800 additional shares from other stockholders of the Company (all of which options were currently exercisable) and (b) PWPI held 201,118 shares and options to acquire 45,200 additional shares from other stockholders of the Company (all of which options were currently exercisable).

Recent Securities Transactions. Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries (including their executive officers and directors), neither we nor any of our directors, executive officers, affiliates or subsidiaries (including their executive officers and directors) have effected any transactions involving our Shares during the 60 days prior to February 7, 2014 except as follows:

•	As reported on a Form 4 filed with the SEC on February 3, 2014, James S. Pinckney (our Chief Strategy, Sales & Services Officer) tendered 97 Shares on January 31, 2014, at an average per share sale price of $64.31 in order to satisfy tax withholding requirements.

•	As reported on a Form 4 filed with the SEC on January 22, 2014, J. Scott Di Valerio (our Chief Executive Officer) tendered 366 Shares on January 19, 2014, at an average per share sale price of $66.75 in order to satisfy tax withholding requirements (not an open market transaction).

•	As reported on a Form 4 filed with the SEC on January 7, 2014, Tad K. Larsen (our former Chief Accounting Officer) tendered 74 Shares on January 4, 2014, at an average per share sale price of $68.65 in order to satisfy tax withholding requirements (not an open market transaction).

•	Outerwall purchased an aggregate of 736,000 Shares at an average price of $67.93 between January 2, 2014 and January 21, 2014 under a pre-arranged 10b5-1 stock trading plan.

•	Outerwall purchased 757,335 Shares at a settlement price of $66.0637 under a discounted share repurchase agreement, dated October 29, 2013, with Wells Fargo Bank, National Association, on December 19, 2013.

Equity-Based Compensation. We have awards outstanding under the following equity compensation plans: the 1997 Amended and Restated Equity Incentive Plan (the “1997 Plan”), the 1997 Non-Employee Directors’ Stock Option Plan (the “1997 Director Plan”), the 2000 Amended and Restated Equity Incentive Plan (the “2000 Plan”) and the 2011 Incentive Plan (the “2011 Plan”). The 1997 Plan, 1997 Director Plan and 2000 Plan (together, the “Prior Plans”) have terminated and no additional awards may be granted thereunder. As of February 3, 2014, an aggregate of 184,884 shares of common stock were subject to outstanding awards under the Prior Plans.

Under the 2011 Plan, we may grant stock options, awards of common stock, stock appreciation rights, restricted stock, stock units, performance shares, performance units, or other incentives payable in cash or shares of common stock to employees, officers, directors, consultants, agents, advisors or independent contractors of the Company or a related company. Pursuant to the Equity Grant Program for Nonemployee Directors administered under the 2011 Plan, as amended effective January 1, 2014, immediately following each annual meeting of stockholders, each nonemployee director other than the Chairman of the Board receives a grant of restricted stock with a value of $110,000 and the Chairman of the Board receives a grant of restricted stock with a value of $160,000, in each case based on the fair market value of our common stock on the date of grant. Nonemployee directors that are elected or appointed to the Board on a date other than the date of an annual meeting of stockholders receive a prorated grant of restricted stock.

Certain equity awards to our directors and executive officers accelerate (in full or in part) upon certain transactions (single-trigger) or, in other cases, upon termination of employment after certain transactions (double-trigger). As of February 3, 2014, 1,311,664 shares of common stock were available for grant under the 2011 Plan and 615,073 shares of common stock were subject to outstanding awards. Stock options are granted with exercise prices equal to the per share fair market value of our common stock on the date of grant.

Employment and Executive Agreements. The Company has entered into employment agreements and other executive agreements with certain executive officers, which provide for the grant of equity awards and for the executive’s participation in the Company’s other benefit plans and programs, including annual incentive plans.

Stock Ownership Guidelines. Under our stock ownership guidelines, (1) each nonemployee director must own shares of our common stock equal in value to five times (5x) his or her annual base retainer, (2) the Chief Executive Officer must own shares of our common stock equal in value to three times (3x) his annual base salary, and (3) all other executives must own shares of our common stock equal in value to two times (2x) their annual base salary. Shares of stock that count towards satisfaction of these guidelines include (a) fully vested shares owned directly or indirectly through immediate family members and (b) unvested restricted stock, including time-based restricted stock and performance-based restricted stock where the performance criteria has been achieved. The shares owned are valued at the greater of (a) the price at the time of purchase/acquisition or (b) the current market value. Ownership is measured as of December 1 of each year. Persons who were nonemployee directors or executives as of December 1, 2010 are expected to meet the guidelines by December 1, 2015. Nonemployee directors joining the Board or persons becoming executives after December 1, 2010 will have until December 1 of the fifth fiscal year after being appointed as a director or being deemed an executive, as applicable, to come into compliance. Nonemployee directors and executives must show progress of at least 20% per year toward the five-year stock ownership target until such target is met.

Share Repurchase Programs. Since 2010, our Board of Directors has on several occasions authorized programs for the Company to repurchase our Shares, which programs have been publicly announced. In January 2013, our Board of Directors authorized additional repurchases of up to $250 million plus the cash proceeds received from the exercise of stock options by our officers, directors and employees. Repurchases under our

Repurchase Programs may be made through open market purchases, negotiated transactions or other means, including accelerated shares repurchases and 10b5-1 trading plans in accordance with applicable securities laws and other restrictions. The Repurchase Programs will continue until the amount of our Shares authorized is repurchased or the Board of Directors determines to discontinue or otherwise modify the Repurchase Programs. Under these Repurchase Programs, Outerwall repurchased $195.0 million of Shares in 2013 and an additional $50 million in January 2014. In addition, on January 30, 2014, our Board of Directors approved an additional repurchase program of $500 million of Shares, including the Offer. As of February 3, 2014, the total authorization under the Repurchase Programs allows us to repurchase up to approximately $650 million of Shares (including any repurchases made under the Offer). We refer to the various stock repurchases authorized by our Board of Directors as the “Repurchase Programs.”

Share-Based Payments for Content Arrangements. We granted restricted stock as part of content license agreements with certain movie studios. We have issued 193,348 restricted Shares to SPHE Scan Based Trading Corporation (“Sony”) in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) in connection with a copy depth license agreement between Sony and our subsidiary Redbox. We also issued 300,000 restricted Shares to Paramount Home Entertainment, Inc. (“Paramount”) in a transaction exempt from registration under the Securities Act as partial consideration for licenses to content under revenue sharing license agreements. As of December 31, 2013, 164,346 of the Shares granted to Sony and 180,000 of the Shares granted to Paramount had vested.

General. Except for (i) stock options, awards of common stock, stock appreciation rights, restricted stock, stock units, performance shares, performance units or other incentives payable in cash or shares of common stock under the Company’s equity compensation plans, (ii) the Repurchase Programs, (iii) our content license agreements with certain movie studios relating to restricted stock grants, (iv) our convertible notes, and (v) as otherwise described in this Offer to Purchase or the documents incorporated by reference herein, none of the Company nor, to the best of the Company’s knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer or with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

Please see our periodic and current reports and proxy statements filed with the SEC, including those incorporated by reference herein and in the Schedule TO of which this Offer to Purchase is a part, for detailed descriptions of the arrangements disclosed above. In addition, copies of the arrangements or forms of the agreements disclosed above have been filed with the SEC.

12.	Certain Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that is reasonably likely to be material to our business that might be adversely affected by our acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for our acquisition or ownership of Shares as contemplated by the Offer. Should any approval or other action be required, we presently contemplate that we will seek that approval or other action, but we have no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject to our right to decline to purchase Shares if any of the conditions in Section 7 have occurred or are deemed by us to have occurred or have not been waived. We cannot predict whether we would be required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. We cannot assure you that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition and performance. If certain types of adverse actions are taken with respect to the matters discussed above, or certain approvals, consents, licenses or permits identified above are not obtained, we can decline to accept for payment or pay for any Shares tendered. See Section 7.

13.	Material U.S. Federal Income Tax Consequences.

The following is a summary of material U.S. federal income tax consequences of the Offer to stockholders whose Shares are properly tendered and accepted for payment pursuant to the Offer. Those stockholders who do not participate in the Offer will not incur any U.S. federal income tax liability from the Offer. This summary is based on U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations thereunder and administrative interpretations and judicial decisions, all as in effect on the date of this Offer to Purchase and all of which are subject to change, with possible retroactive effect. This summary addresses only Shares held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). It does not purport to address all of the tax consequences that may be relevant to a particular stockholder in light of that stockholder’s particular circumstances and does not apply to persons subject to special treatment under U.S. federal income tax law (including, without limitation, certain financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, mutual funds, regulated investment companies, real estate investment trusts, “S” corporations, partnerships or other pass-through entities (including entities or arrangements treated as such for U.S. federal income tax purposes), expatriates, tax-exempt organizations, tax-qualified retirement plans, persons who are subject to alternative minimum tax, persons who hold Shares as a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction, persons owning (actually or constructively) more than 5% of our outstanding Shares or U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar). This summary does not apply to Shares acquired as compensation, upon the exercise of stock options or otherwise as compensation. This summary also does not address tax consequences arising under any laws other than U.S. federal income tax laws, including under state, local or foreign laws, or under U.S. federal estate or gift tax laws.

In addition, if a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a stockholder, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. A stockholder that is a partnership, and partners in such partnership, should consult their tax advisors regarding the tax consequences of participating in the Offer.

This summary is not intended to constitute a complete analysis of all tax considerations relevant to a particular stockholder. Accordingly, the following summary of material U.S. federal income tax consequences is not a substitute for careful tax planning and advice based upon a stockholder’s particular circumstances. Each stockholder is urged to consult its tax advisor regarding the federal, state, local, foreign and other tax consequences of participating in the Offer.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity or arrangement taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder and not a partnership (including any entity or arrangement treated as a partnership), for U.S. federal income tax purposes.

Consequences of the Offer to U.S. Holders

Characterization of the Purchase of Shares Pursuant to the Offer. Our purchase of Shares from a U.S. Holder pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. The U.S. federal income tax consequences to a U.S. Holder may vary depending on the U.S. Holder’s particular facts and circumstances. Under Section 302 of the Code, the sale of Shares by a stockholder for cash pursuant to the Offer will be treated as a “sale or exchange” of Shares for U.S. federal income tax purposes, rather than as a distribution with respect to the Shares held by the tendering U.S. Holder, if the sale (i) results in a “complete redemption” of the U.S. Holder’s equity interest in us under Section 302(b)(3) of the Code, (ii) is a “substantially disproportionate” redemption with respect to the U.S. Holder under Section 302(b)(2) of the Code or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder under Section 302(b)(1) of the Code, each as described below (the “Section 302 tests”).

•	Complete Redemption. The sale of Shares by a U.S. Holder for cash pursuant to the Offer will be a “complete redemption” of the U.S. Holder’s equity interest in us if either (i) the U.S. Holder owns no Shares, actually or constructively, immediately after the Shares are sold pursuant to the Offer or (ii) the U.S. Holder actually owns no Shares immediately after the Shares are sold pursuant to the Offer and, with respect to Shares constructively owned by the U.S. Holder immediately after the offer, the U.S. Holder is eligible to waive, and effectively waives, constructive ownership of all such Shares under procedures described in Section 302(c) of the Code and applicable Treasury regulations. U.S. Holders wishing to satisfy the “complete redemption” test through waiver of attribution are urged to consult their tax advisors regarding the requirements, mechanics and desirability of such a waiver.

•	Substantially Disproportionate. The sale of Shares by a U.S. Holder for cash pursuant to the Offer will be “substantially disproportionate” if the percentage of our outstanding Shares actually and constructively owned by the U.S. Holder immediately following the sale of Shares pursuant to the Offer is less than 80% of the percentage of our outstanding Shares actually and constructively owned by the U.S. Holder immediately before the sale of Shares pursuant to the Offer.

•	Not Essentially Equivalent to a Dividend. The sale of Shares by a U.S. Holder for cash pursuant to the Offer will be “not essentially equivalent to a dividend” if the surrender of Shares pursuant to the Offer results in a “meaningful reduction” in the U.S. Holder’s equity interest in us, given the U.S. Holder’s particular facts and circumstances. The IRS has indicated in published guidance that even a small reduction in the proportionate interest of a small minority stockholder in a publicly and widely held corporation who exercises no control over corporate affairs may constitute a “meaningful reduction.”

Contemporaneous dispositions or acquisitions of Shares by a U.S. Holder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether the Section 302 tests have been satisfied. Each U.S. Holder should be aware that, because proration may occur in the Offer, even if all the Shares actually and constructively owned by a U.S. Holder are tendered pursuant to the Offer, fewer than all of such Shares may be purchased by us. Thus, proration may affect whether the surrender of Shares by a U.S. Holder pursuant to the Offer will meet any of the Section 302 tests. See Section 6 for information regarding an option to make a conditional tender of a minimum number of Shares. U.S. Holders are urged to consult their tax advisors regarding whether to make a conditional tender of a minimum number of Shares, and the appropriate calculation thereof.

U.S. Holders are urged to consult their tax advisors regarding the application of the three Section 302 tests to their particular circumstances, including the effect of the constructive ownership rules on their sale of Shares pursuant to the Offer.

Sale or Exchange Treatment. A U.S. Holder that satisfies any of the Section 302 tests generally will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the U.S. Holder’s tax basis in such Shares. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Shares is more than one year at the time of disposition. Long-term capital gain currently is subject to a maximum rate of 20% for non-corporate U.S. Holders. Certain limitations apply to the deductibility of capital losses. A U.S. Holder must calculate gain or loss separately for each block of Shares (generally, Shares acquired at the same cost in a single transaction).

Distribution Treatment. If a U.S. Holder does not satisfy any of the Section 302 tests, the full amount received by the U.S. Holder pursuant to the Offer will be treated as a distribution to the U.S. Holder with respect to the U.S. Holder’s Shares. This distribution will be treated as a dividend to the extent of the U.S. Holder’s share of our current or accumulated earnings and profits, if any, as determined under U.S. federal income tax principles. Such a dividend would be includible in the U.S. Holder’s gross income without reduction for the tax basis of the surrendered Shares, no current loss would be recognized and the U.S. Holder’s tax basis in the Shares surrendered generally will be added to any Shares retained by the U.S. Holder. Currently, dividends are taxable at a maximum rate of 20% for non-corporate U.S. Holders if certain holding period and other requirements are met. To the extent that the amount received by a U.S. Holder exceeds the U.S. Holder’s share of our current or accumulated earnings and profits, if any, the excess first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in its Shares and thereafter as capital gain from the sale or exchange of Shares.

To the extent that a corporate U.S. Holder is treated as receiving a dividend, it may be (i) eligible for a dividends received deduction (subject to applicable limitations) and (ii) subject to the “extraordinary dividend” provisions of Section 1059 of the Code. Each corporate U.S. Holder should consult its tax advisor as to availability of the dividends received deduction and the application of Section 1059 of the Code in light of its particular circumstances.

Additional Tax on Net Investment Income. An additional 3.8% tax will be imposed on the “net investment income” of certain U.S. citizens and resident aliens, and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes gross income from dividends and net gain from the disposition of property, such as the shares, less certain deductions. U.S. Holders are urged to consult their tax advisors regarding this additional tax.

U.S. Federal Backup Withholding. See Section 3 with respect to the U.S. federal backup withholding requirements

Consequences of the Offer to Non-U.S. Holders

The full amount received by the Non-U.S. Holder generally will be reported as a dividend with respect to the Non-U.S. Holder’s Shares and will be subject to U.S. federal withholding tax at a rate of 30% or such lower rate as may be specified in an applicable income tax treaty, except as provided below. To obtain a reduced rate of withholding under an income tax treaty, a Non-U.S. Holder must provide a properly executed IRS Form W-8BEN certifying, under penalties of perjury, that the Non-U.S. Holder is a non-U.S. person and the dividends are subject to a reduced rate of withholding under the “Dividends” provision of an applicable income tax treaty.

A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Holder satisfies one of the Section 302 tests described above or is otherwise able to establish that no withholding or a reduced amount of withholding is due. Gain realized by a Non-U.S. Holder on a sale of Shares pursuant to the Offer generally will not be subject to U.S. federal income tax, and therefore a Non-U.S. Holder may be eligible for a refund of taxes withheld, if the sale is treated as a “sale or exchange” pursuant to the Section 302 tests described above under “Consequences of the Offer to U.S. Holders-Characterization of the Purchase of Shares Pursuant to the Offer” unless:

•	such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an applicable income tax treaty applies, the gain is attributable to a United States permanent establishment maintained by such Non-U.S. Holder);

•	the Non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case the gain generally will be subject to tax at a rate of 30%; or

•	we are or have been a U.S. real property holding corporation during the relevant statutory period. We do not believe that we currently are, or have been during the relevant statutory period, a U.S. real property holding corporation.

Dividends received by a Non-U.S. Holder that are effectively connected with its conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) are exempt from withholding. In order to claim this exemption, such Non-U.S. Holder must provide the Depositary with an IRS Form W-8ECI properly certifying such exemption. Effectively connected dividends, although not subject to withholding, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, dividends receive by a corporate Non-U.S. Holder that are effectively connected with the conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

As described above, we cannot determine whether any particular stockholder will be subject to sale or exchange treatment or distribution treatment. Accordingly, the Depositary (or other applicable withholding agent) generally will withhold at a 30% rate on the gross proceeds of the Offer payable to a Non-U.S. Holder unless the Non-U.S. Holder provides the Depositary (or other applicable withholding agent) with a properly executed IRS Form W-8BEN or IRS Form W-8ECI establishing that a reduced rate of, or exemption from, withholding is available under an applicable income tax treaty or such gross proceeds are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States, as applicable.

NON-U.S. HOLDERS MAY BE SUBJECT TO INCOME TAX ON THE SALE OF SHARES PURSUANT TO THE OFFER EVEN IF SUCH HOLDERS WOULD NOT BE SUBJECT TO TAX IF THOSE SAME SHARES WERE SOLD ON THE OPEN MARKET. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE OFFER, INCLUDING THE APPLICATION OF U.S. FEDERAL INCOME TAX WITHHOLDING RULES, ELIGIBILITY FOR A REDUCTION OF OR AN EXEMPTION FROM WITHHOLDING TAX AND THE REFUND PROCEDURE.

U.S. Federal Backup Withholding. See Section 3 with respect to U.S. federal backup withholding requirements.

Consequences of the Offer to Holders of Shares that Do Not Tender in the Offer

The Offer will have no U.S. federal income tax consequences to our stockholders that do not tender any Shares in the Offer.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

14.	Extension of the Offer; Termination; Amendment.

We expressly reserve the right to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension, subject to applicable law. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the rights of a tendering stockholder to withdraw such stockholder’s Shares as described herein.

We also expressly reserve the right, in our sole discretion, not to accept for payment and not pay for any Shares not previously accepted for payment or paid for, subject to applicable law, to postpone payment for Shares or terminate the Offer upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement. Our reservation of the right to delay payment for Shares that we have accepted for payment is limited by Exchange Act Rule 13e-4(f)(5), which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer.

Subject to compliance with applicable law, we further reserve the right, in our reasonable discretion, and regardless of whether any of the events set forth in Section 7 have occurred or are deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by changing the per Share purchase price range or by increasing or decreasing the value of Shares sought in the Offer. Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the notice of amendment shall be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the Dow Jones News Service or comparable service.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Exchange Act Rule 13e-4(e)(3) and 13e-4(f)(1). This rule and related releases and interpretations of the SEC provide that the minimum period during which an Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If:

•	we increase or decrease the price range to be paid for Shares or increase or decrease the value of Shares sought in the Offer (and thereby increase or decrease the number of Shares purchasable in the Offer), and, in the event of an increase in the value of Shares purchased in the Offer, the number of shares accepted for payment in the Offer increases by more than 2% of the outstanding Shares, and

•	the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 14, then in each case the Offer will be extended until the expiration of the period of at least ten business days from and, including, such date.

If we increase the value of Shares purchased in the Offer such that the additional amount of Shares accepted for payment in the Offer does not exceed 2% of the outstanding Shares, this will not be deemed a material change to the terms of the Offer and we will not be required to amend or extend the Offer. See Section 1.

15.	Fees and Expenses.

We have retained Morgan Stanley & Co. LLC to act as the Dealer Manager in connection with the Offer. In its role as Dealer Manager, Morgan Stanley & Co. LLC may communicate with brokers, dealers, trust companies and similar entities with respect to the Offer. Morgan Stanley & Co. LLC will receive, for these services, a reasonable and customary fee. We also have agreed to reimburse Morgan Stanley & Co. LLC for reasonable out-of-pocket expenses incurred in connection with the Offer and to indemnify Morgan Stanley & Co. LLC against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

Morgan Stanley & Co. LLC and its affiliates have provided various investment banking and other services to us in the past, for which they have received customary compensation from us. An affiliate of Morgan Stanley & Co. LLC is a lender under our Credit Facility, some borrowings under which will be used to fund any purchase of Shares pursuant to the Offer. We expect Morgan Stanley & Co. LLC and its affiliates to continue to render various investment banking and other services, for which they would expect to continue to receive customary compensation from us. In addition, in the ordinary course of business, including in its trading and brokerage operations and in a fiduciary capacity, Morgan Stanley & Co. LLC and its affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in our securities.

We have also retained Innisfree M&A Incorporated to act as Information Agent in connection with the Offer. The Information Agent may contact stockholders by mail, telephone, facsimile and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. Innisfree M&A Incorporated, in its capacity as Information Agent, will receive reasonable and customary compensation for its services, will be reimbursed by us for reasonable out-of-pocket expenses incurred in connection with the Offer and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We have also retained Computershare Trust Company, N.A. to act as Depositary in connection with the Offer. Computershare Trust Company, N.A., in its capacity as Depositary, will receive reasonable and customary compensation for its services, will be reimbursed by us for reasonable out-of-pocket expenses incurred in connection with the Offer and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. Computershare Trust Company, N.A. also acts as Outerwall’s transfer agent.

We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary as described above) for soliciting tenders of Shares pursuant to the Offer. Stockholders holding Shares through brokers, dealers or other nominee stockholders are urged to consult the brokers, dealers or other nominee stockholders to determine whether transaction costs may apply if stockholders tender Shares through the brokers, dealers or other nominee stockholders and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent, or the agent of the Information Agent, the Dealer Manager or the Depositary, for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of Shares, except as otherwise provided in Section 5 hereof.

16.	Miscellaneous.

We are not aware of any state where the making of the Offer is not in compliance with applicable law. If we become aware of any state where the making of the Offer is not in compliance with the laws of such state, we will make a good faith effort to comply with the applicable state law. If, after good faith effort, we cannot comply with the applicable state law, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares residing in that state. In any state where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such state.

After completing the Offer, Outerwall may consider various forms of share repurchases, including, but not limited to, open market purchases, tender offers, privately negotiated transactions and accelerated share repurchases, after taking into account our results of operations, financial position and capital requirements, general business conditions, legal, tax and regulatory constraints or restrictions, and other factors we deem relevant.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC the Schedule TO, which contains additional information relating to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning Outerwall.

Rule 13e-4(f) under the Exchange Act generally prohibits us and our affiliates from purchasing any Shares other than in the Offer until at least ten business days after the Expiration Date. Accordingly, any additional purchases outside of the Offer generally may not be consummated until at least ten business days after the Expiration Date.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation on our behalf in connection with the Offer other than those contained in this Offer to Purchase and the related Letter of Transmittal. If given or made, you should not rely on that information or representation as having been authorized by us, any member of the Board of Directors, the Dealer Manager, the Depositary or the Information Agent.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR NOT TENDER YOUR SHARES IN THE OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR IN THE LETTER OF TRANSMITTAL. ANY RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MADE BY ANYONE ELSE MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY OUTERWALL INC., THE DEALER MANAGER, THE DEPOSITARY OR THE INFORMATION AGENT.

Outerwall Inc.

February 7, 2014

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By First Class, Registered or Certified Mail:	By Express or Overnight Delivery:
Computershare Trust Company, N.A. Attn: Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. Attn: Voluntary Corporate Actions 250 Royall St. Suite V Canton, Massachusetts 02021

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or related documents may be directed to the Information Agent at the telephone number and address set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

The Dealer Manager for the Offer is:

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Call Toll-Free: (855) 483-0952